FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of November, 2003
                 ---------------

Commission File Number   0-29382
                       ----------

                          Minefinders Corporation Ltd.
                      -------------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
    -------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F     Form 40-F X
                                                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes            No X
                                                  ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.


This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws. Accordingly, except as permitted under the underwriting agreement, the securities offered hereby may not be offered or sold in the United States of America and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution."


Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at 2288 - 1177 West Hastings Street, Vancouver, B.C. V6E 2K3.



                        Preliminary Short Form Prospectus

New Issue                                                      November 26, 2003


                          MINEFINDERS CORPORATION LTD.

                                   $33,000,000

                             3,000,000 Common Shares

This short form prospectus (the "Prospectus") qualifies the distribution (the "Offering") of 3,000,000 common shares (the "Common Shares") of Minefinders Corporation Ltd. ("Minefinders" or the "Company") at a price of $11.00 per Common Share (the "Offering Price") pursuant to an underwriting agreement among BMO Nesbitt Burns Inc., Griffiths McBurney & Partners, Salman Partners Inc. and Orion Securities Inc. (collectively, the "Underwriters") and the Company.

                           -------------------------------------------------------
                                       Price: $11.00 per Common Share
                           -------------------------------------------------------

------------------------------------- ----------------------- ------------------------------------- ------------------
                                             Price to                                                Proceeds to the
                                              Public               Underwriting discounts or           Company(2)
                                                                         commissions(1)
------------------------------------- ----------------------- ------------------------------------- ------------------
Per Common Share                              $11.00                         $0.605                      $10.395
Total Offering(3)                          $33,000,000                     $1,815,000                  $31,185,000
------------------------------------- ----------------------- ------------------------------------- ------------------

(1) The Underwriters' fee (the "Underwriters' Fee") for the sale of the Common Shares is 5.5% of the gross proceeds. The Underwriters will also be reimbursed for all reasonable expenses incurred in connection with the Offering up to a maximum of $50,000 if the Offering is not completed due to a failure of the Company to comply with the terms of the underwriting agreement. See "Plan of Distribution".
(2) Before deducting expenses of this Offering estimated to be $50,000, which will be paid from the general funds of the Company.
(3) The Company has granted the Underwriters an option (the "Underwriters' Option"), exercisable at any time up until 48 hours prior to the closing, to purchase up to an additional 1,000,000 Common Shares, at the price set forth above. If the Underwriters exercise the Underwriters' Option in full, the total issue price will be $44,000,000, the total Underwriters' Fee will be $2,420,000 and the net proceeds to the Company will be $41,580,000. This Prospectus qualifies the distribution of the Common Shares issuable upon exercise of the Underwriters' Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer these securities, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Company by MacNeill Law and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this Offering will take place on December 12, 2003 or on such other date as the Company and the Underwriters may agree (the "Closing Date"), but not later than December __, 2003, and that certificates representing the Common
Shares will be available for delivery on or about closing. Unless otherwise indicated, all dollar amounts in this Prospectus are presented in Canadian dollars.

The outstanding common shares of the Company are listed on the Toronto Stock Exchange ("TSX") under the trading symbol "MFL" and on the American Stock Exchange ("AMEX") under the trading symbol "MFN". The Offering Price for the Common Shares has been determined by negotiation between the Company and the Underwriters. On November 24, 2003, the last trading day prior to the announcement of the Offering, the closing price of the Company's common shares on the TSX was $11.09 per share and US$8.31 per share on AMEX.

The Company has applied to list the Common Shares distributed hereunder on the TSX and AMEX. Listing will be subject to the Company fulfilling all listing requirements of the TSX and AMEX.

An investment in the Common Shares should be considered speculative due to the nature of the Company's business. The risk factors outlined or incorporated by reference in this Prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Common Shares. See "Risk Factors".

                                TABLE OF CONTENTS


ELIGIBILITY FOR INVESTMENT........................................................................................1

DOCUMENTS INCORPORATED BY REFERENCE...............................................................................1

FORWARD LOOKING STATEMENTS........................................................................................3

THE COMPANY.......................................................................................................3

BUSINESS OF THE COMPANY...........................................................................................4

CONSOLIDATED CAPITALIZATION AND FINANCIAL INFORMATION.............................................................5

USE OF PROCEEDS...................................................................................................5

DESCRIPTION OF SECURITIES BEING DISTRIBUTED.......................................................................5

PLAN OF DISTRIBUTION..............................................................................................6

RISK FACTORS......................................................................................................7

INTEREST OF EXPERTS...............................................................................................9

AUDITORS, TRANSFER AGENT AND REGISTRAR............................................................................9

LEGAL MATTERS.....................................................................................................9

OTHER MATERIAL FACTS..............................................................................................9

PURCHASERS' STATUTORY RIGHTS......................................................................................9

CERTIFICATE OF THE COMPANY.......................................................................................10

CERTIFICATE OF THE UNDERWRITERS..................................................................................11

                          ELIGIBILITY FOR INVESTMENT

If any of the following statutes apply to a purchaser of securities, the eligibility of the securities offered under this Prospectus for investment is, in certain cases, governed by criteria which a purchaser is required to establish as policies or guidelines and, in certain cases, file, pursuant to the applicable statute (and, where applicable, the associated regulations thereunder). In addition, a purchaser's investment in the Common Shares is subject to the prudent investment standards, general investment provisions and restrictions provided for in these statutes:

Insurance Companies Act (Canada)                     Pension Benefits Act 1992 (Saskatchewan)
Pension Benefits Standards Act, 1985 (Canada)        Loan and Trust Corporations Act (Alberta)
Trust and Loan Companies Act (Canada)                Employment Pension Plans Act (Alberta)
Financial Institutions Act (British Columbia)        Loan and Trust Corporations Act (Ontario)
Pension Benefits Standards Act (British Columbia)    Pension Benefits Act (Ontario)
Insurance Act (Manitoba)
Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)

In the opinion of the Company's legal counsel, MacNeill Law, and legal counsel to the Underwriters, Blake, Cassels & Graydon LLP, the Common Shares are, at the date hereof, investments which the Income Tax Act (Canada) (the "Tax Act") and the Regulations thereunder state are qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, deferred profit sharing plan or registered educational savings plan (collectively, the "Plans").

The Company has concluded that the Common Shares do not, as of the date hereof, constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on Plans.


                       DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities commission or similar authority in each of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) Renewal Annual Information Form of the Company for the year ended December 31, 2002 (the "AIF") dated May 6, 2003 including Management's Discussion and Analysis incorporated therein;
(b) unaudited consolidated interim financial statements of the Company for the three and six-month interim financial periods ended June 30, 2003 and 2002, as filed on August 28, 2003;
(c) audited consolidated financial statements (including a summary of significant accounting policies and notes thereto) of the Company consisting of Consolidated Balance Sheets as at December 31, 2002 and 2001 and related Consolidated Statements of Loss and Deficit, Cash Flows and Mineral Properties and Deferred Exploration Costs for each of the years in the three-year period ended December 31, 2002 , together with the report of the auditors thereon dated February 28, 2003;

(d) the "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the audited consolidated financial statements referred to in paragraph (c) above and which forms part of the Company's AIF;
(e) the "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the unaudited consolidated interim financial statements referred to in paragraph (b) above;
(f) Information Circular of the Company filed on SEDAR on May 7, 2003 in connection with the June 10, 2003 Annual General Meeting of Shareholders;
(g) material change report filed by the Company dated November 25, 2003 with respect to the offering of Common Shares under this Prospectus;
(h) material change report filed by the Company dated June 5, 2003 in respect of the announcement of the Company's new interim resource model on its Dolores gold and silver project;
(i) material change report filed by the Company dated February 11, 2003, in respect of the completion of a distribution of 2,587,500 common shares at a price of $7.00 per share; and
(j) material change report filed by the Company dated January 23, 2003, announcing a bought deal financing to raise gross proceeds of up to $14,000,000 by the distribution of up to 2,000,000 common shares at a price of $7.00 per share.

Any information circulars, comparative interim financial statements, comparative financial statements for the Company's most recently completed financial year, together with the accompanying report of the auditor, and material change reports (excluding confidential reports) filed by the Company with securities commissions or other regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba or Ontario, after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at 2288 - 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Telephone: (604) 687-6263.

                           FORWARD LOOKING STATEMENTS

This Prospectus and the documents incorporated herein by reference, contain forward-looking statements. Such forward-looking statements include, but are not limited to, statements about mineral reserves and resources, in that they constitute estimates, based on certain assumptions, of mineralization that may be encountered if a deposit were to be mined. In some cases, forwarding-looking statements can be identified by the use of words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved or other variations of these words or phrases, or other comparable words or phrases. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

                                   THE COMPANY

The Company was incorporated by articles of incorporation under the laws of the Province of Ontario on February 4, 1975, under the name "Twentieth Century Explorations Inc." On May 10, 1979, the Company changed its name from "Twentieth Century Explorations Inc." to " Minefinders Corporation Ltd.".

The Company's head and principal office is located at 2288 - 1177 West Hastings Street, Vancouver, B.C. V6E 2K3. The Company's registered and records office is located at Suite 1100 - 200 King Street West, Toronto, Ontario M5H 3T4. The Company also maintains an exploration office in Reno, Nevada, United States of America.

The Company has three subsidiaries, all of which have only issued voting securities. The following table lists the Company's subsidiaries, their jurisdiction of incorporation and the Company's percentage ownership of the voting securities of each:

--------------------------------------- ------------------------ ---------------
Name                                         Place of                 Percentage
                                          Incorporation                Ownership
--------------------------------------- ------------------------ ---------------
Minera Minefinders S.A. de C.V.              Mexico                       100%
Compania Minera Dolores S.A de C.V.          Mexico                       100%
Minefinders (U.S.A.) Inc.                    Nevada                       100%
--------------------------------------- ------------------------ ---------------

The Company's operations in Mexico are carried on through Minera Minefinders S.A. de C.V. ("Minera") and Compania Minera Dolores S.A. de C.V. ("Minera Dolores") and in the U.S.A., through Minefinders (U.S.A.) Inc.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and its common shares are listed for trading on the TSX under the symbol "MFL" and on AMEX under the symbol "MFN".

                             BUSINESS OF THE COMPANY

The information provided hereunder has been prepared by Mark H. Bailey, M.Sc., P.Geo., who is a "qualified person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). See "Interest of Experts" below.

The Company is a mining exploration and development company whose principal properties are the Dolores Property and the Northern Sonora Properties (which includes the La Bolsa deposit and the El Malacate project) as well as more than a dozen other prospects including the La Reserva/El Correo group of claims. All of these properties are without a known body of commercial ore. The Company's activities on these properties to date have been exploratory in nature. There is no surface plant or equipment on any of these properties.

Since November 1995, the Company has been actively working on the Dolores Property completing aerial photos and topography, satellite imagery, road construction and infrastructure development, surface mapping, surface sampling, underground sampling, geophysics and drilling. Results from these efforts have led to the discovery of a major epithermal gold and silver deposit. In June 2002, the Company commenced a final drilling program on the Dolores Property for the purpose of sufficiently defining the geology and mineralogy of the deposit to support a bankable feasibility study. 40,000 metres of drilling have been completed since the 2002 drilling program commenced, bringing the number of holes completed on the Dolores Property to more than 500, totalling more than 112,000 metres of drilling. During 2003 the Company engaged the services of a group of independent engineering firms including: M3 Engineering & Technology, Independent Mining Consultants, Hazen Research, McClelland Laboratory, Golder & Associates, SGS Lakefield Research and Roscoe Postle Associates, to assist in the completion of a bankable feasibility study for the Dolores gold and silver deposit. These efforts continue with final engineering for mine, processing and infrastructure design expected in the first half of 2004. The Company has also engaged the services of an environmental engineer to complete the Environmental Impact Study required for final mine permitting.

The La Bolsa mineralized system on the Northern Sonora Property was discovered and staked in 1994 by the Company's personnel and a first phase exploration drilling program was completed in 1996, producing an independent mineralized deposit estimate of up to 122,000 ounces gold equivalent (oz Au eq). Additional drilling was completed in 1998 when work was suspended pending an increase in gold prices or a substantial cash influx. Drilling recommenced on the La Bolsa deposit in August 2003, with an additional 20 holes completed thus far. Results from this program were reported in a news release on November 5, 2003.

In addition to La Bolsa, work on the other northern Sonora mineral claims from 1996 through 2002 led to the discovery of twelve additional gold-silver mineralized systems and several porphyry copper related base metal systems. Exploration in 2003 included completion of an additional 12 drill holes on the El Malacate project and initial drilling to test the La Dura silver prospect, Alcaparroso and Agua Caliente copper-gold prospects. Drilling will continue into 2004 to evaluate these and several other prospects identified on the Northern Sonora Property.

The Company also has interests in a number of secondary properties. Detailed mapping and sampling conducted over the past five years has defined anomalous gold zones on the San Antonio Property in

Zacatecas, Mexico, where an initial drilling program is proposed to confirm and test the down dip extension of this gold mineralization. In addition, the Company has interests in the Gutsy/Buckskin Mountain Properties, Nevada, U.S.A., the Clear Property, Nevada, U.S.A., the Dottie Property, Nevada, U.S.A., the Oro Blanco Property, Arizona, U.S.A., (which was written off for financial statement purposes during the fourth quarter of 2002) and the Dubuisson Property, Val d'Or, Quebec. The Company's interest in the Dubuisson Property consists only of a 2% net royalty interest.

For a full description of the Company's business and its properties, please refer to the Company's AIF dated May 6, 2003, which is incorporated herein by reference.

              CONSOLIDATED CAPITALIZATION AND FINANCIAL INFORMATION

As of the date hereof, and prior to the issue of any Common Shares pursuant to this Offering, a total of 31,939,341 common shares are issued and outstanding. Since December 31, 2002, the Company has issued a total of 3,527,604 common shares. In February 2003, the Company issued a total of 2,587,500 common shares pursuant to a Short Form Prospectus at a price of $7.00 per share. All other common shares issued since December 31, 2002 were issued upon the exercise of options or warrants at various exercise prices.

As at November 26, 2003, the Company had outstanding, director, employee and consultant share purchase options to purchase up to 3,132,500 common shares at prices ranging from $1.05 to $10.65.

                                 USE OF PROCEEDS

The estimated net proceeds from this Offering, after deducting the Underwriters' Fee but before deducting expenses of this Offering (estimated to be $50,000), will be $31,185,000. If the Underwriters' Option is exercised in full, net proceeds will be $41,580,000. Expenses of this Offering will be paid from the general funds of the Company.

The Company intends to use approximately $30,000,000 of the net proceeds of this Offering to finance the further exploration and development of the Dolores Property and, subject to the Company receiving a positive bankable feasibility study (see "Business of the Company"), construction of the Dolores gold and silver mine. Approximately $1,000,000 of the net proceeds of this Offering will be used to finance the further exploration of the Northern Sonora Properties and the balance will be used for general corporate and working capital purposes.

The Company's plans with respect to the allocation of net proceeds among the uses described above may change after the date of the Prospectus and the Company will retain the discretion in allocating the net proceeds of this Offering. Pending the uses described above, the Company may invest all or a portion of the net proceeds in short-term interest-bearing and other marketable securities.

                   DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Offering consists of 3,000,000 Common Shares at an Offering Price of $11.00 per Common Share.

All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid its liabilities. There is no set dividend rate or dividend schedule for the common shares. The board of directors of the Company will decide if and when dividends should be declared and paid.

Provisions as to the modification, amendment or variation of these rights are contained in the Company's articles of incorporation and the Ontario Business Corporations Act. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 66.67% of the votes cast). The Company's common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

                              PLAN OF DISTRIBUTION

Pursuant to an agreement (the "Underwriting Agreement") dated November 26, 2003 between the Company and the Underwriters, as underwriters, the Company has agreed to sell, and the Underwriters have agreed to purchase, on December 12, 2003 or on such other date as may be agreed, but in any event not later than December ___, 2003, 3,000,000 Common Shares at a price of $11.00 per Common Share, payable in cash to the Company against delivery. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all 3,000,000 of the Common Shares if any of the securities are purchased under the Underwriting Agreement. The purchase of the Common Shares by the Underwriters is subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement.

The Company has granted to the Underwriters the Underwriters' Option, exercisable at any time up until 48 hours prior to the Closing Date, to purchase up to an additional 1,000,000 Common Shares at a price equal to the Offering Price. This Prospectus qualifies the distribution of the additional Common Shares issuable upon the exercise of the Underwriters' Option.

The Underwriting Agreement provides that the Company will pay to the Underwriters a fee equal to 5.5% of the gross proceeds in consideration for their services in connection with this Offering.

In connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offering Price for the Common Shares was determined by negotiation between the Company and the Underwriters.

Offering in the United States

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state, and may not be offered or sold within the United States (as that term is defined in Regulation S under the 1933 Act); except that the Common Shares may be offered and sold only to institutional "accredited investors" that satisfy the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the 1933 Act ("Institutional Accredited Investors") by the Company on a private placement basis pursuant to Rule 506 of Regulation D under the 1933 Act.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States. The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act, they will not offer or sell the Common Shares within the United States as part of their distribution. Provided that the Company is a foreign issuer, the Common Shares may be resold on the TSX pursuant to Rule 904 of Regulation S under the 1933 Act, which requires among other things, that neither the seller of the Common Shares nor any person acting on its behalf is aware of the fact that the transaction has been pre-arranged with a buyer in the United States. Terms used in this paragraph have the meanings ascribed to them by Regulation S under the 1933 Act.

In addition, for 40 days after the commencement of the Offering, an offer or sale of the Common Shares within the United States by any dealer, whether or not participating in this Offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act. Certificates representing any securities which are sold in the United States will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the 1933 Act.

The Company has applied to list the Common Shares on the TSX and AMEX. Listing will be subject to the Company fulfilling all listing requirements of the TSX and AMEX.

                                  RISK FACTORS

The securities of the Company should be considered a highly speculative investment due to the nature of the Company's business. Prospective investors should carefully consider all of the information disclosed in this Prospectus, including all documents incorporated by reference, and in particular the risk factors under the heading "Risk Factors" contained in the AIF incorporated herein by reference, prior to making an investment in the Company. These risks include but are not limited to the following:

o All of the Company's properties are in the exploration stage and without a known body of ore. There is no guarantee that an economically feasible ore body will be found on any of these properties. Once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company's exploration programs will result in the expansion or replacement of current reserves with new reserves.
o Operations in which the Company has an interest will be subject to all of the hazards and risks normally incidental to exploring, developing and operating natural resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage.
o The Company, where practical, maintains insurance against risks in the operations of its business. Such insurance, however, contains exclusions and limitations on coverage. There is no assurance that such insurance will continue to be available.
o The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base metals, such as gold and silver. The price of these commodities has fluctuated widely in recent years and is affected by numerous factors beyond the Company's control.  The  effect of these  factors  on the price of base and  precious metals, and, therefore, the economic viability of any of the Company's exploration projects, cannot be accurately predicted.
o All of the Company's development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters which can make operations expensive or prohibit them altogether.
o The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result be subject to loss of its rights in the properties subject to such agreements.
o There may be challenges to the title of the Company's properties which, if successful, could impair its development and/or operations.
o The Company operates in jurisdictions in which political or economic instability may affect its ability to operate. Currency fluctuations may impact the Company's profitability.
o If the Company should require additional funds for exploration and development of its properties, which is likely, it would have to seek equity and/or debt financing which may not be available.
o Certain officers and directors of the Company may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.
o The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company. o There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This would result in further dilution to the Company's shareholders.
o The Company operates in a competitive industry and competes with other better established companies which have greater financial resources than the Company.

These business risks, including those incorporated by reference, should be considered in the context of the Company's business which is described under "General Development of the Business" and "Narrative Description of Business" in the AIF.

If any of the foregoing events, or other risk factor events as described in the AIF and incorporated by reference herein occur, the Company's business, financial condition or results of operations could likely suffer. In that event, the market price of the securities of the Company could decline and an investor could lose all or part of their investment.

                               INTEREST OF EXPERTS

The information provided in the section of this Prospectus entitled "Business of the Company" was prepared by Mark H. Bailey, President, Chief Executive Officer and a director of the Company. As of the date hereof, Mr. Bailey owns less than 1% of the outstanding common shares of the Company.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are BDO Dunwoody LLP, Chartered Accountants, 600 Park Place, 666 Burrard Street, Vancouver, B.C. V6C 2X8.

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company at its principal office in each of the cities of Vancouver, British Columbia and Toronto, Ontario.

                                  LEGAL MATTERS

There are no pending legal proceedings to which the Company is or is likely to be a party or of which any of its subsidiaries or properties are or likely to be the subject.

Certain legal matters relating to this Offering have been and will be passed upon on behalf of the Company by MacNeill Law and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Paul C. MacNeill, a partner of MacNeill Law, is also a director and Corporate Secretary of the Company. As of the date hereof, partners of MacNeill Law and Blake, Cassels & Graydon LLP as a group, own less than 1% of the outstanding common shares of the Company.

                              OTHER MATERIAL FACTS

There are no other material facts about the Common Shares being distributed that are not disclosed above or in the documents incorporated by reference herein.

                          PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

                           CERTIFICATE OF THE COMPANY

Date:    November 26, 2003

         This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

"Mark H. Bailey"                                         "Jon N. Morda"
---------------------------                              -----------------
Mark H. Bailey                                           Jon N. Morda
Chief Executive Officer                                  Chief Financial Officer



                       On behalf of the Board of Directors



"James Martin Dawson"                                    "Paul C. MacNeill"
---------------------------                              -----------------------
James Martin Dawson                                      Paul C. MacNeill
Director                                                 Director

                         CERTIFICATE OF THE UNDERWRITERS

Date:    November 26, 2003

         To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.



                                            BMO Nesbitt Burns Inc.

                                            By:  "James G. Rogers"
                                            ---------------------
                                            James G. Rogers



     Griffiths McBurney & Partners               Salman Partners Inc.

     By:  "Mark Wellings"                        By:  "Alan C. Herrington"
     -----------------------                     -----------------------
     Mark Wellings                               Alan C. Herrington


                                            Orion Securities Inc.

                                            By:  "Mariila Costa"
                                            ---------------------
                                            Marilia Costa

                             UNDERWRITING AGREEMENT

                                                               November 26, 2003

Minefinders Corporation Ltd.
2288-1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3

Attention:    Mr. Mark Bailey
              President and Chief Executive Officer


Dear Sirs:

                  We understand that:

1. Minefinders Corporation Ltd. (the "Company") desires to issue and sell Common Shares (individually, a "Share" and, collectively, the "Shares") at a price of $11.00 per Share for aggregate gross proceeds of $33,000,000.

2. The Company is prepared (i) to prepare and file any documents and amendments to such documents necessary to qualify the Shares: for Distribution (as hereinafter defined) in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario (the "Qualifying Provinces"); and (ii) to offer and sell Shares to Institutional Accredited Investors (as hereinafter defined) in the United States in reliance upon the exemptions from the registration requirements available under Rule 506 of Regulation D of the 1933 Act (as hereinafter defined).

3. BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns"), Griffiths McBurney & Partners, Salman Partners Inc. and Orion Securities Inc. (each, an "Underwriter" and collectively, the "Underwriters") hereby severally agree to purchase from the Company in the respective percentages set forth in Section 16, upon and subject to the terms and conditions contained herein, and by its acceptance hereof, the Company agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), 3,000,000 Shares at a price per Share (the "Price per Share") of $11.00 for an aggregate purchase price of $33,000,000 (the "Purchase Price"). In consideration of the Underwriters' agreement to purchase the Shares provided for herein and in consideration of the services to be rendered by the Underwriters in connection therewith, the Company agrees to pay to the Underwriters, at the Closing Time a fee (the "Underwriting Fee"), equal to 5.5% of the aggregate Purchase Price for the Shares, including the Option Shares (as defined below).

4. The Underwriters shall have an option, exercisable in writing up to 48 hours prior to Closing, to purchase up to an additional 1,000,000 Shares (the "Option Shares") at the Purchase Price.

5. The Underwriters may, to the extent permitted by Section 8(5) herein, designate persons to purchase Shares directly from the Company in the United States as substituted purchasers (the "Substituted Purchasers") and to the extent that Substituted Purchasers purchase at the Closing

Time, the obligations of the Underwriters to do so will be reduced by the number of Shares purchased from the Company by Substituted Purchasers.

In this Agreement:

"1933 Act" means the United States Securities Act of 1933, as amended, including the Rules and Regulations;

"1934 Act" means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations adopted by the SEC thereunder;

"Affiliates" has the meaning ascribed thereto in Rule 501(b) of Regulation D;

"Agreement" means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this letter;

"AMEX" means the American Stock Exchange;

"BCSC" means the British Columbia Securities Commission;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in the City of Vancouver;

"Canadian Preliminary Prospectus" means the short form preliminary prospectus of the Company to be dated November 26, 2003, including the documents incorporated therein by reference, relating to the Distribution of the Shares in the Qualifying Provinces;

"Canadian Final Prospectus" means the short form (final) prospectus of the Company, including the documents incorporated therein by reference, relating to the Distribution of the Shares in the Qualifying Provinces;

"Canadian Securities Laws" means all applicable securities laws in each of the Qualifying Provinces and the respective regulations made thereunder together with applicable published national and local policy statements, rules, notices, blanket orders and rulings of the securities regulatory authorities in such provinces and includes the rules, by-laws and requirements of the TSX;

"Canadian Securities Regulators" means the securities regulatory authorities in the Qualifying Provinces;

"Claim" has the meaning ascribed thereto in Section 13;

"Closing" means the completion of the issue and sale by the Company of the Shares and the purchase by the Underwriters of the Shares pursuant to this Agreement;

"Closing Date" means December 12, 2003 or such other date as the Company and the Underwriters may agree upon in writing, but in any event no later than December o, 2003;

"Closing Time" means 5:45 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the Company and the Underwriters may agree upon in writing;

"Communication" has the meaning ascribed thereto in Section 19;

"Company" has the meaning ascribed thereto above;

"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Shares;

"Distribution" means "distribution" of the Shares or "distribution to the public" of the Shares as those terms are defined in Canadian Securities Laws;

"Foreign Issuer" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer either directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

"General Solicitation" or "General Advertising" means "general solicitation or general advertising", as used under Rule 502(c) under the 1933 Act, including any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"Indemnified Party" has the meaning ascribed thereto in Section 13;

"Institutional Accredited Investor" means an institutional "accredited investor" that satisfies one of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

"Material Contracts" mean all material agreements and instruments to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or to which any of the property or assets of the Company or any Subsidiary is subject, in each case as certified by an officer of the Company, and "Material Contract" means any of them;

"MRRS" means the mutual reliance review system procedures provided for under National Policy 43-201, Mutual Reliance Review System for Prospectuses and Annual Information Forms of the Canadian Securities Regulators;

"misrepresentation", "material fact", "material change", "person" and "company" have the respective meanings ascribed thereto in the Canadian Securities Laws in effect in the Province of Ontario;

"OBCA" means the Business Corporations Act (Ontario), as amended;

"Offering Documents" means the Canadian Preliminary Prospectus, Canadian Final Prospectus, U.S. Preliminary Offering Memorandum and U.S. Final Offering Memorandum;

"Offering Jurisdictions" means the United States and the Qualifying Provinces;

"OSC" means the Ontario Securities Commission;

"Person" includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation, with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body, agency, government or governmental agency, authority or entity, in each case howsoever designated or constituted;

"POP System" means the system established by the Canadian Securities Regulators as described in National Instrument 44-101, Short Form Prospectus Distributions relating to the ability of an issuer to file a short form prospectus;

"Price per Share" has the meaning ascribed thereto above;

"Purchase Price" has the meaning ascribed thereto above;

 "Qualifying Provinces" has the meaning ascribed thereto above;

"Regulation D" means Regulation D under the 1933 Act;

"Regulation S" means Regulation S under the 1933 Act;

"Rules and Regulations" means the rules and regulations adopted by the SEC under the 1933 Act;

"SEC" means the United States Securities and Exchange Commission;

"Securities Laws" means Canadian Securities Laws and U.S. Securities Laws;

"Selling Firms" means the Underwriters together with such other investment dealers and brokers through which the Underwriters may sell Shares under the terms of this Agreement, together with any U.S. Affiliates appointed as such for purposes of this Agreement by the Underwriters who shall have the sole right to appoint U.S. Affiliates for offers and sales of Shares in the United States;

"Share" and "Shares" have the meanings ascribed thereto above and includes, unless the context requires otherwise, the Option Shares which may be issued pursuant to the provisions of this Agreement;

"Substituted Purchasers" has the meaning ascribed thereto above;

"Subsidiaries" has the meaning ascribed thereto in the OBCA;

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

"Supplementary Material" has the meaning ascribed thereto in Section 3;

"TSX" means the Toronto Stock Exchange;

"Underwriter" and "Underwriters" have the meanings ascribed thereto above;

"Underwriting Fee" has the meaning ascribed thereto above;

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Affiliate" means BMO Nesbitt Burns Corp., Griffiths McBurney & Partners Corp., Salman Partners (USA) Inc. or Orion Securities (USA) Inc., each a broker-dealer registered as such with the SEC under Section 15 of the 1934 Act and who is a member in good standing of the National Association of Securities Dealers;

"U.S. Final Offering Memorandum" means the offering memorandum to be delivered to U.S. Persons which includes the Canadian Final Prospectus;

"U.S. Preliminary Offering Memorandum" means the offering memorandum to be delivered to U.S. Persons which includes the Canadian Preliminary Prospectus;

 "U.S." Securities Laws" means the 1933 Act, the 1934 Act and any other applicable federal or state securities legislation in the United States and the rules and regulations promulgated thereunder; and "U.S. Subscription Agreement" has the meaning ascribed thereto in Section 8(5)(i).

Any reference in this Agreement to a Section or subsection number shall, unless otherwise indicated, refer to a section or subsection of this Agreement.

                              Terms and Conditions

1.   Qualification of Shares

The Company shall file the Canadian Preliminary Prospectus in each of the Qualifying Provinces at or prior to 2:00 p.m. (Vancouver time) and obtain a preliminary MRRS decision document issued by the BCSC, in its capacity as principal regulator pursuant to the MRRS, on November 26, 2003. The Company shall, as soon as possible after all regulatory deficiencies have been satisfied with respect to the Canadian Preliminary Prospectus on a basis acceptable to the Underwriters, acting reasonably, file the Canadian Final Prospectus in each of the Qualifying Provinces and obtain a final MRRS decision document issued by the BCSC, in its capacity as principal regulator pursuant to the MRRS, on December 5, 2003 (or such other date as the Company and the Underwriters may agree upon in writing) on behalf of each of the Qualifying Provinces in respect of the Canadian Final Prospectus other than any Qualifying Province which has opted out of MRRS (in which case the Company shall obtain a receipt for the Canadian Final Prospectus in any Qualifying Province which has opted out of the MRRS and shall provide the Canadian Final Prospectus in compliance with Section 4 on or before December 5, 2003 (or such other date as the Company and the Underwriters may agree upon in writing).

2.   Documents to be Delivered

(a)  Canadian Preliminary Prospectus

     Concurrently with the execution and delivery of this Agreement, the Company shall deliver to each of the Underwriters:

     (i) a copy of the Canadian Preliminary Prospectus in the English language signed and certified;

     (ii) a copy of the certificates of authentication in respect of the Canadian Preliminary Prospectus signed and certified as required by the Canadian Securities Laws;

     (iii)a copy of any other document required to be filed by the Company under the laws of each of the Qualifying Provinces in compliance with the Canadian Securities Laws; and

     (iv) a copy of the U.S. Preliminary Offering Memorandum.

(b)  Canadian Final Prospectus

     Concurrently with the filing of the Canadian Final Prospectus, the Company shall deliver to each of the Underwriters:

     (i) a copy of the Canadian Final Prospectus in the English language signed and certified;

     (ii) a copy of the certificates of authentication in respect of the Canadian Final Prospectus signed and certified as required by the Canadian Securities Laws;

     (iii)a copy of any other document required to be filed by the Company under the laws of each of the Qualifying Provinces in compliance with the Canadian Securities Laws;

     (iv) a "long-form" comfort letter dated the date of the Canadian Final Prospectus, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the Company from the auditors of the Company and based on a review completed not more than two Business

          Days prior to the date of the letter, with respect to the financial information relating to the Company in the Canadian Final Prospectus and any Supplementary Material, which letter shall be in addition to the auditors' report contained in the Canadian Final Prospectus and any auditors' comfort letter addressed to the securities regulatory authorities in the Qualifying Provinces; and

     (v)  a copy of the U.S. Final Offering Memorandum.

3.   Supplementary Material

The Company shall deliver to the Underwriters duly signed copies of all amendments or supplements or any other supplemental documents to the Offering Documents, as the case may be, required to be prepared by the Company under Securities Laws or to the documents incorporated therein by reference (collectively, the "Supplementary Material") or other documents required to be filed under Section 5. The Supplementary Material shall be in form and substance satisfactory to the Underwriters. Prior to the filing of any Supplementary Material, the Company shall deliver to the Underwriters with respect to such Supplementary Material, letters similar to that referred to in Section 2(b)(iv).

4.   Commercial Copies

The Company shall cause commercial copies of the Offering Documents to be delivered to the Underwriters without charge in such numbers and in such cities in the Offering Jurisdictions as the Underwriters may reasonably request on oral or written instruction from BMO Nesbitt Burns (on behalf of the Underwriters) to the Company or the printer of such documents given on or about the dates the Canadian Preliminary Prospectus and the Canadian Final Prospectus are filed in each of the Qualifying Provinces. Such delivery shall be effected as soon as possible after the MRRS decision document has been issued by the BCSC in respect thereof and, in any event, not later than 9:00 a.m. (Toronto time) on November 28, 2003 in respect of the Canadian Preliminary Prospectus and the U.S. Preliminary Offering Memorandum and not later than 9:00 a.m. on the day following filing and issuance of a receipt for the Canadian Final Prospectus in respect of the Canadian Final Prospectus and the U.S. Final Offering Memorandum. The Company shall similarly cause to be delivered commercial copies of the Supplementary Material required to be delivered or the documents incorporated by reference in the Offering Documents, on request or otherwise, to the Underwriters. The commercial copies of the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Supplementary Material shall be identical in content to the electronically transmitted versions thereof filed with Canadian securities regulatory authorities pursuant to the System for Electronic Document Analysis and Retrieval.

5.   Material Changes

(1) Commencing on the date hereof and until the completion of the Distribution, the Company shall promptly notify the Underwriters in writing of:

     (i) any change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital of the Company and any of its Subsidiaries, that would be material to the Company and its Subsidiaries (considered as a whole);

     (ii) any material fact that has arisen or has been discovered which would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of the Offering Documents, as the case may be; and

     (iii)any change in any material fact in any of the Offering Documents or Supplementary Material, or the existence of any new material fact,

which change or new material fact is, or may be, of such a nature as:

     (iv) to render any of the Offering Documents or any Supplementary Material, as they exist taken together in their entirety immediately prior to such change or new material fact, misleading or untrue or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation (as defined by Securities Laws);

     (v) would result in any of the Offering Documents or any Supplementary Material, as they exist taken together in their entirety immediately prior to such change or material fact, not complying with any Securities Laws;

     (vi) would reasonably be expected to have a material effect on the market price or value of the Shares; or

     (vii) would be material to a prospective purchaser of the Shares.

(2) The Company shall promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under Securities Laws arising as a result of such fact or change; provided that the Company shall not file any Supplementary Material or other document without first consulting with the Underwriters as to the form and content thereof. The Company shall, in good faith, discuss with the Underwriters any fact or change (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is any doubt as to whether notice in writing need be given to the Underwriters pursuant to this Section 5.

(3) If during the period of Distribution of the Shares in Canada or the offering of the Shares in the United States and in such other jurisdictions mutually agreed to between the Company and the Underwriters, there is any change in any applicable Securities Laws which results in a requirement to file Supplementary Material, the Company shall, to the reasonable satisfaction of the Underwriters' counsel in the applicable jurisdictions, make any such filing required to be made by it as soon as practicable.

6.   Representations and Warranties of the Company

The Company represents and warrants to the Underwriters that:

     (a) the Company is a company duly constituted, organized and validly existing under the laws of Ontario;

     (b) the Company is (i) a "reporting issuer" (or equivalent thereof) not in default of any requirement under Canadian Securities Laws in each of the Qualifying Provinces, and (ii) has timely filed all documents required to be filed by it under U.S. Securities Laws;

     (c) each of the Subsidiaries of the Company is duly constituted and validly existing under the laws of its jurisdiction of incorporation and is registered under the laws of all jurisdictions in which such registration is necessary in order to carry on its business;

     (d) the Company and each of its Subsidiaries has the requisite corporate power, authority and capacity to own, lease and to operate its property and assets, including licences or other similar rights, and to carry on the business customarily carried on by it;

     (e) the authorized capital of the Company consists of an unlimited number of Common Shares of which, as at the date hereof, 31,939,341Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Company. No Person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company of any unissued shares, securities or warrants of the Company except as otherwise described in the Offering Documents;

     (f) no person holds any pre-emptive or similar rights relating to the purchase of the Securities;

     (g) except as disclosed in the Offering Documents, there is no action, proceeding or investigation pending or threatened against the Company or any of its Subsidiaries before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which is reasonably expected to result in any material change in the business or in the condition (financial or otherwise) of the Company or any of its Subsidiaries, or their properties or assets (taken as a whole), or which questions the validity of any action taken or to be taken by the Company pursuant to or in connection with this Agreement or as contemplated by the Offering Documents, or which questions in any aspect material to its business, the authority of any party or of any authority or jurisdiction which has purported to grant the same, to grant licences or other similar interests referred to in the Offering Documents;

     (h) to the knowledge of the Company, no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the use of any of the Offering Documents, or any Supplementary Material or preventing the Distribution of the Shares in any Qualifying Province or the sale of the Shares in the United States and in such other jurisdictions mutually agreed to between the Company and the Underwriters, nor instituted proceedings for that purpose and, to the knowledge of the Company, no such proceedings are pending or contemplated;

     (i) except as disclosed in the Offering Documents, to the knowledge of the Company, the Company is not a "related issuer" or "connected issuer" (as such terms are defined in National Instrument 33-105, Underwriting Conflicts) of any Underwriter;

     (j) this Agreement has been duly executed and delivered by the Company and has been duly authorized by the Company, and this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms except as enforcement of any of such agreements may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought and to the fact that the enforceability of the indemnities provided herein may be limited by public policy;

     (k) the allotment and issue of the Shares has been duly authorized and, upon issue, the Shares will be validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company;

     (l) the Company is not (i) in breach or violation in any material respect of any of the terms or provisions of, or in default in any material respect under, any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets are subject; or (ii) in violation in any material respect of the provisions of its articles, by-laws or resolutions or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its property or assets;

     (m) the execution and delivery of this Agreement, the issue and sale of the Shares pursuant to this Agreement, the performance and consummation of the transactions contemplated in this Agreement, and the compliance by the Company with the terms of this Agreement, do not and will not conflict with, or result in a breach or violation of, or constitute a default under (whether after notice or lapse of time, or both), any of the terms or provisions of any note, indenture, mortgage, deed of trust, loan agreement, lease or other material agreement (written or oral), instrument or other document to which the Company is a party, or by which it is bound, or to which any of its property or assets are subject, nor will such action conflict with or result in any violation of the provisions of the articles, by-laws or resolutions of the Company or its directors or shareholders or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its property or assets;

     (n) other than as may be required under Canadian Securities Laws or under United States state securities or "blue sky" laws (which consents or approvals the Company has applied for or has obtained) no consent, approval, authorization, order, registration or qualification of, or with, any court or governmental agency or body is required for the issue and sale of the Shares as contemplated by this Agreement in the Qualifying Provinces, the performance and consummation by the Company of the transactions contemplated in this Agreement and the compliance by the Company with the terms of this Agreement;

     (o) the Company is eligible to distribute securities pursuant to the POP System in each of the Qualifying Provinces;

     (p) (i) at the respective times of filing and at all times subsequent to the filing thereof during the Distribution, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Supplementary Material will comply with the requirements of Canadian Securities Laws, and the Canadian Preliminary Prospectus and the Canadian Final Prospectus will provide full, true and plain disclosure of all material facts relating to the Company and to the Shares as required by Canadian Securities Laws and the Canadian Preliminary Prospectus and the Canadian Final Prospectus will not contain any misrepresentation (provided that the foregoing representation and warranty of the Company shall not apply, in each case, to the facts or information relating solely to the Underwriters or which have been provided by the Underwriters or which are modified or superseded by facts or information contained in the Canadian Preliminary Prospectus, the Canadian Final Prospectus or any Supplementary Material); and (ii) at the respective times of delivery and at all times subsequent to the delivery thereof until completion of the initial sale of the Shares in the United States, the U.S. Preliminary Offering Memorandum, the U.S. Final Offering Memorandum and any amendment or supplement thereto will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

     (q) delivery by the Company to the Underwriters of commercial copies of the Offering Documents and any Supplementary Material shall constitute the consent of the Company to use each of such documents in connection with the Distribution of the Shares in the Qualifying Provinces and the sale of the Shares in the United States and in such other jurisdictions mutually agreed to between the Company and the Underwriters, subject to the provisions of all relevant Securities Laws;

     (r) the financial statements included in the Offering Documents or incorporated by reference therein present fairly in all material respects the consolidated financial position of the Company as at the dates indicated and, except as otherwise stated in such documents, such financial statements have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis;

     (s) except as referred to in the Offering Documents or any Supplementary Material, since June 30, 2003 (i) there has not been any material change or a change in material fact (actual, threatened or contemplated) in the business, affairs, operations, business prospects, assets, liabilities or obligations, contingent or otherwise, or capital of the Company or its Subsidiaries, and (ii) there has been no transaction entered into by the Company other than those in the ordinary course of business, which is material to the Company;

     (t) the Company has not filed any confidential material change reports since June 30, 2003;

     (u) the Company is not and, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Offering Documents, will not be an "investment company" as defined in the United States Investment Company Act of 1940, as amended;

     (v) to the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any securities of the Company or any of the Subsidiaries;

     (w) none of the Company, any of its Affiliates, or any person acting on its or their behalf (i) has engaged in or will engage in any form of General Solicitation or General Advertising in connection with any offer or sale of the Shares in the United States or (ii) has engaged or will engage in any Directed Selling Efforts with respect to the Shares being offered and sold pursuant to the Distribution;

     (x) except with respect to offers and sales to Institutional Accredited Investors in reliance upon an exemption from == registration available under Rule 506 of Regulation D, neither the Company nor any of its Affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Shares to a person in the United States; or (B) any sale of Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Company, its Affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States;

     (y) during the period in which the Shares are offered for sale, neither the Company nor any of its Affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has taken or will take any action in violation of Regulation M under the 1934 Act or that would cause the exemptions afforded by Rule 506 of Regulation D to be unavailable for offers and sales of Shares in the United States in accordance with this Agreement, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Shares outside the United States in accordance with this Agreement;

     (z) neither the Company nor any of its Affiliates has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the 1933 Act), that is or will be integrated with the sale of the Shares in a manner that would require registration of the Shares under the 1933 Act;

     (aa) assuming the accuracy of the representations and warranties of the Underwriters contained in Section 8(5) and their compliance with their agreements set forth therein and the accuracy of the representations and warranties of each U.S. purchaser of the Shares in such purchaser's U.S. Subscription Agreement, it is not necessary, in connection with the issuance and sale of the Shares in the manner contemplated by this Agreement and the U.S. Final Offering Memorandum, to register the Shares under the 1933 Act;

     (bb) the Company is a Foreign Issuer with no Substantial U.S. Market Interest in the Shares;

     (cc) the Company has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities, and will not within six months after the Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Shares and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Shares;

     (dd) within 15 days of the first offer and sale of Shares in the United States, the Company will file a Form D, Notice of Sale, with the United States Securities and Exchange Commission in connection with offer and sale of the Shares; and

     (ee) neither the Company nor any of its predecessors or Affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction, temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

7.   Covenants of the Company

The Company covenants to the Underwriters that:

     (a) prior to the filing of the Canadian Preliminary Prospectus, the Canadian Final Prospectus, and any Supplementary Material, or the distribution of the U.S. Preliminary Offering Memorandum and the U.S. Final Offering Memorandum, the Company shall permit the Underwriters and their counsel to participate fully in the preparation of such documents and allow the Underwriters and their counsel to conduct all due diligence which the Underwriters may reasonably require in order to fulfil their obligations under Securities Laws and in order to enable the Underwriters to execute responsibly any certificate required to be executed by the Underwriters in connection with the Canadian Preliminary Prospectus, the Canadian Final Prospectus or any Supplementary Material;

     (b) the Company shall use its best efforts to ensure that the Shares will be listed and posted for trading on the TSX from and after the Closing Date and that the Shares will be listed on AMEX from and after the Closing Date;

     (c) the Company will advise the Underwriters, promptly after receiving notice thereof, of the time when the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Supplementary Material has been filed and receipts therefor have been obtained and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts;

     (d) the Company shall, prior to the completion of the Distribution of the Shares in the Qualifying Provinces and the completion of the sale of the Shares in the United States and in such other jurisdictions mutually agreed to between the Company and the Underwriters, take or use its best efforts to cause to be taken all steps and proceedings that may be required under Securities Laws to qualify the Shares for Distribution in the Qualifying Provinces and for sale in the United States, including state securities or blue sky laws, and in such other jurisdictions mutually agreed to between the Company and the Underwriters through registrants registered under applicable laws who have complied with the relevant provisions of applicable Securities Laws;

     (e) prior to the completion of the Distribution of the Shares in the Qualifying Provinces and the sale of the Shares in the United States and in such other jurisdictions mutually agreed to between the Company and the Underwriters, the Offering Documents and the Supplementary Material will comply with the requirements of Securities Laws, will provide full, true and plain disclosure of all material facts relating to the Company and to the Shares as required by Securities Laws and will not contain any misrepresentation (provided that the foregoing covenant of the Company shall not apply to facts or information relating solely to the Underwriters or which have been provided by the Underwriters or which are modified by or superseded by facts or information contained in the Offering Documents or any Supplementary Material);

     (f) if at any time prior to the completion of the sale of the Shares by the Under-writers, any event occurs as a result of which the U.S. Final Offering Memorandum, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it should be necessary to amend or supplement the U.S. Final Offering Memorandum to comply with applicable law, the Company promptly (i) will notify the Underwriters of any such event; (ii) subject to the requirements of paragraph (a) of this Section 7, will prepare an amendment or supplement that will correct such statement or omission or effect such compliance; and (iii) will supply any supplemented or amended U.S. Final Offering Memorandum to the several Underwriters and counsel for the Underwriters without charge in such quantities as they may reasonably request;

     (g) none of the Company, any of its Affiliates, or any person acting on its or their behalf will, directly or indirectly, make offers or sales of any security, or solicit offers to buy any security, under circumstances that would require the registration of the Shares under the 1933 Act;

     (h) none of the Company, any of its Affiliates, or any person acting on its or their behalf will engage in any form of General Solicitation or General Advertising in connection with any offer or sale of the Shares in the United States; and

     (i) none of the Company, any of its Affiliates, or any person acting on its or their behalf will engage in any Directed Selling Efforts with respect to the Shares being offered and sold pursuant to the Distribution.

8.   Distribution of Shares

(1) The Underwriters shall offer the Shares for sale to the public in the Qualifying Provinces and in the United States through the U.S. Affiliate in accordance with Section 8(5) and in such other jurisdictions mutually agreed to between the Company and the Underwriters, directly and through Selling Firms, only as permitted by applicable Securities Laws and only at a price not exceeding the Price per Share. All offers of Shares in the United States will be made through the U.S. Affiliate and all sales of the Shares in the United States be made pursuant to Rule 506 of Regulation D, by the Company to Substituted Purchasers designated by the U.S. Affiliate. The Underwriters will not solicit offers to purchase or sell the Shares so as to require registration thereof or the filing of a prospectus, registration statement or other similar document with respect thereto under the laws of any jurisdiction (other than the Qualifying Provinces) and will require each Selling Firm to agree with the Underwriters not to so solicit or sell. The Underwriters shall be entitled to assume that the Shares are qualified for Distribution in each Qualifying Province where a receipt or similar document for the Canadian Final Prospectus shall have been obtained from the applicable securities regulatory authority (including a decision document for the Canadian Final Prospectus issued under the MRRS) following the filing of the Canadian Final Prospectus unless otherwise notified in writing, and that the Shares may be offered for sale to Substituted Purchasers in the United States through the U.S. Affiliate in accordance with Section 8(5).

(2)  The Underwriters shall:

     (a) use their respective commercially reasonable efforts to complete, and to cause each Selling Firm to complete, the Distribution of the Shares in the Qualifying Provinces and the offer of Shares by the U.S. Affiliate to Substituted Purchasers in the United States and in such other jurisdictions mutually agreed to between the Company and the Underwriters in accordance with the terms of this Agreement as promptly as possible and, in any event, within 60 days after filing of the Canadian Final Prospectus and BMO Nesbitt Burns shall notify the Company as promptly as reasonably practicable after the Closing Date when, in the opinion of the Underwriters, such Distribution and sale have ceased;

     (b) promptly notify the Company of sales in each Qualifying Province and other jurisdictions permitted by applicable Securities Laws and this Agreement and provide a breakdown of the total proceeds realized in each of the Qualifying Provinces;

     (c) conduct (and shall require each Selling Firm to agree with such Underwriters, for the benefit of the Company, so to conduct) its activities in connection with the Distribution in Canada and the offer of Shares by the U.S. Affiliate to Substituted Purchasers in the United States and in such other jurisdictions mutually agreed to between the Company and the Underwriters in compliance with Securities Laws and all applicable laws of other jurisdictions in which Shares are offered or sold and in accordance with the terms and conditions of this Agreement; and

     (d) while acting in the capacity as Underwriter during the period of Distribution (and, for greater certainty, not in any other capacity), not make any representations or warranties with respect to the Company or the Shares other than as set forth in the Offering Documents, any Supplementary Material or this Agreement.

(3) Notwithstanding the foregoing provisions of Section 8, an Underwriter will not be liable to the Company under Section 8 with respect to a default under Section 8 by another Underwriter or another Underwriter's U.S. Affiliate, as the case may be.

(4)  Each of the Underwriters represents and warrants:

     (a) that it has the requisite registrations or licences under applicable Securities Laws to distribute the Shares being distributed by it in each of the Qualifying Jurisdictions where it is distributing the Shares; and

     (b) except as disclosed in the Offering Documents, that, to its knowledge, the Company is not a "related issuer" or "connected issuer" (as such terms are defined in National Instrument 33-105, Underwriting Conflicts) of any of the Underwriters.

(5) Each Underwriter, severally and not jointly, represents and warrants to and agrees with the Company that:

     (a)  except as otherwise  permitted in subsections  (b) through (j) of this
          Section 8(5), neither the Underwriter nor any of its affiliates nor any persons acting on its behalf, has made or will make: (i) any offer to sell or any solicitation of an offer to buy, any Shares to any person in the United States, (ii) any sale of Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on its behalf either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect of the Shares;

     (b) all offers of Shares in the United States have been and will be made through the U.S. Affiliate, which is and will be a broker-dealer registered pursuant to Section 15(b) of the 1934 Act, solely to Substituted Purchasers with respect to which such U.S. Affiliate has a preexisting relationship and who the U.S. Affiliate has reasonable grounds to believe are Institutional Accredited Investors, and only in states of the United States where the U.S. Affiliate is registered, otherwise exemption from registrations;

     (c) Substituted Purchasers who are Institutional Accredited Investors will purchase the Shares directly from the Company in compliance with Rule 506 of Regulation D, in each case in the manner contemplated in this Agreement;

     (d) immediately prior to soliciting any offeree of Shares that is in the United States, the Underwriter, the U.S. Affiliate and their affiliates and any person acting on their behalf will have reasonable grounds to believe and will believe that each such offeree was an Institutional Accredited Investor, and at the Closing Time, the Underwriter, the U.S. Affiliate and their affiliates and any person acting on their behalf will have reasonable grounds to believe and will believe that each Substituted Purchaser is an Institutional Accredited Investor;

     (e) neither it nor any person acting on its behalf has made or will make offers or sales of the Shares in the United States by means of any form of General Solicitation or General Advertising;

     (f) it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with its affiliates, any selling group members or with the prior written consent of the Company. It shall require each selling group member to agree in writing, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Agreement as apply to such Underwriter as if such provisions applied to such selling group member;

     (g) any offer, sale or solicitation of an offer to buy Shares that has been made or will be made in the United States has been or will be made in accordance with any applicable U.S. federal or state laws or regulations governing the registration or conduct of securities brokers or dealers;

     (h) it will deliver to each purchaser of the Shares in the United States, prior to the time of purchase, a copy of the U.S. Final Offering Memorandum, as amended and supplemented at the date of such delivery;

     (i) prior to the consummation of any sale of Shares to any Institutional Accredited Investor, the Underwriter shall have received from such Institutional Accredited Investor an executed U.S. Subscription Agreement in substantially the form attached to the U.S. Final Offering Memorandum (a "U.S. Subscription Agreement");

     (j) at least one business day prior to the time of delivery, the Company and its transfer agent will be provided with a list of the States in which purchasers of the Shares in the United States are resident;

     (k) at closing, each Underwriter, together with their respective U.S. Affiliate, will provide a certificate, substantially in the form of Appendix I, relating to the manner of the offer and sale of the Shares in the United States or a written confirmation that it did not sell any Shares in the United States or arrange for any Substituted Purchasers in the United States; and

     (l) neither the Underwriter, its affiliates or any person acting on its behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the 1934 Act in connection with the offer and sale of the Shares.

9.   Closing

The Closing shall occur at the Closing Time at the offices of MacNeill Law, 950
- 1055 West Georgia Street, Vancouver, British Columbia, or such other place as the Company and the Underwriters may agree in writing.

At the Closing Time, one or more certificates in definitive form for the Shares registered in the name of BMO Nesbitt Burns or its nominee, shall be delivered to BMO Nesbitt Burns on behalf of the Underwriters, or, in the case of Shares being offered in the United States, the Substituted Purchaser designated by the U.S. Affiliate, against delivery of payment by BMO Nesbitt Burns on behalf of the Underwriters of the Purchase Price, by certified cheque, bank draft or wire transfer payable to the order of the Company in Canadian funds payable at par in the City of Vancouver less the amount of the Underwriting Fee.

10.  Exchange of Certificates

The Company shall, prior to the Closing Time, make all necessary arrangements for the exchange on the date of delivery of the certificates issued in the name of BMO Nesbitt Burns at the principal offices of CIBC Mellon Trust Company in the City of Vancouver for certificates representing the Shares registered in such names as shall be designated in writing by the Underwriters not less than 24 hours prior to the Closing Time. The Company shall pay all fees and expenses payable to CIBC Mellon Trust Company in connection with the preparation, delivery, certification and exchange of such certificates and the fees and expenses payable to CIBC Mellon Trust Company in connection with the initial or additional transfers as may be required in the course of the Distribution or sale of the Shares.

11.  Closing Conditions

The Underwriters' obligation to purchase the Shares at the Closing shall be subject to the following conditions being fulfilled at or prior to the Closing, which conditions may be waived in writing in whole or in part by the
Underwriters:

     (a) no cease trade or similar order suspending the Distribution of the Shares in Canada or the sale of the Shares in the United States or any order directed to any document incorporated by reference in the Offering Documents shall have been issued and remain in effect and no proceeding for that purpose shall be pending or, to the knowledge of the Company or the Underwriters, threatened by Canadian Securities Regulator;

     (b) the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date in form and substance satisfactory to counsel to the Underwriters, addressed to the Underwriters and counsel to the Underwriters from counsel to the Company, MacNeill Law, regarding the following matters and such other matters as the Underwriters and their counsel may reasonably request:

          (i) that the Company was incorporated under the laws of Ontario and has not been dissolved and the Company has all requisite corporate power to conduct its business as described in the Canadian Final Prospectus and to enter into and carry out its obligations under this Agreement and to issue the Shares;

          (ii) that, subject to reasonable assumptions and qualifications, the execution and delivery of this Agreement, the fulfilment of the terms hereof, the issue, sale and delivery on the Closing Date of the Shares, by the Company do not and will not contravene any laws of the Province of Ontario or of Canada applicable therein and do not and will not conflict with or result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time, or both, will result in a breach of any of the terms, conditions or provisions of the constating documents, by-laws or resolutions of the directors or shareholders of the Company;

          (iii)that all requisite corporate action has been taken by and on behalf of the Company to authorize the creation, issuance and sale of the Shares;

          (iv) that the authorized capital of the Company consists of an unlimited number of Common Shares of which o Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Company as of the Closing Date;

          (v) that the Company has all requisite corporate power and authority under the laws of the Province of Ontario and all other jurisdictions in Canada where it carries on its business or owns any property to, and is qualified to, carry on its business as presently carried on and to carry out the transactions contemplated by the Canadian Final Prospectus and any Supplementary Material;

          (vi) that all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Offering Documents and, if applicable, any Supplementary Material and the filing of such Canadian documents under the Canadian Securities Laws in each of the Qualifying Provinces;

          (vii)that the Company is a "reporting issuer" not in default within the meaning of the Securities Act (Ontario) and has the equivalent or similar status in each of the other Qualifying Provinces;

          (viii) that the Shares have been duly authorized and validly issued by the Company and are outstanding as fully paid and non-assessable shares in the capital of the Company;

          (ix) that the attributes of the Shares are consistent in all material respects with the descriptions in the Canadian Final Prospectus;

          (x) that this Agreement has been duly authorized and executed by the Company and constitutes a legal, valid and binding obligation of the Company and is enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought; provided that such counsel may express no opinion as to the enforceability of the indemnity provisions of Section 13 and the contribution provisions of Section 14;

          (xi) that the Shares are qualified investments under the Income Tax Act (Canada) and the Regulations thereunder for trusts governed by registered retirement savings plans, registered income funds, deferred profit sharing plans and registered educational savings plans;

          (xii)that the form and terms of the certificates representing the Shares meet all legal requirements under the OBCA and the rules of the TSX and have been duly approved by the Company;

          (xiii) that CIBC Mellon Trust Company at its office in Vancouver has been duly appointed as the transfer agent and registrar for the Shares;

          (xiv)that no consent, approval, authorization or order, or filing with any court or public, governmental or regulatory agency or body is required for the execution, delivery and performance by the Company of this Agreement or for the consummation by the Company of the offering contemplated hereby except as have been made or obtained under the Canadian Securities Laws;

          (xv) that all documents have been filed and all requisite proceedings have been taken and all approvals, permits, consents and authorizations of the appropriate regulatory authorities under the Canadian Securities Laws have been obtained by the Company to qualify the Securities for Distribution in each of the Qualifying Provinces through investment dealers or brokers registered under the applicable laws of the Qualifying Provinces who have complied with such applicable laws;

          (xvi)that the execution and delivery by the Company of the Underwriting Agreement and the consummation by the Company of the transactions contemplated thereby, including the issuance and sale of the Shares will not constitute a violation of, or a breach or default under, the terms of any Material Contract; and

          (xvii) that the Shares have been conditionally approved for listing by the TSX on or before the Closing Date and that the Shares have been conditionally approved for listing by AMEX on or before the Closing Date.

          In giving the opinions contemplated above, counsel may rely upon opinions of local counsel acceptable to it as to matters governed by the laws of Provinces other than British Columbia or Canada and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company's officers and certificates issued by securities commissions, other governmental agencies and the Company's registrar and transfer agent, and such opinions may be subject to usual qualifications and assumptions;

     (c) the Underwriters shall have received at the Closing Time a favourable legal opinion, in form and substance reasonably satisfactory to the Underwriters and counsel to the Underwriters, dated the Closing Date from United States special counsel to the Company and addressed to the Underwriters and their counsel to the effect that the Shares offered and sold in the United States in compliance with this Agreement are not required to be registered under the 1933 Act;

     (d) the Underwriter shall have received at the Closing Time a legal opinion dated the Closing Date in form and substance satisfactory to counsel to the Underwriters, addressed to the Underwriters and their counsel from Mexican counsel to the Company regarding the following matters and such other matters and the Underwriters and their counsel may reasonably request:


          (i) that the Mexican Subsidiaries are duly incorporated under applicable laws, have not been dissolved and have all requisite corporate power to conduct their respective businesses as described in the Canadian Final Prospectus;

          (ii) that the execution and delivery of this Agreement, the fulfilment of the terms hereof, the issue, sale and delivery on the Closing Date of the Shares by the Company do not contravene any laws applicable to the Mexican Subsidiaries and will not conflict with or result in a breach or create a state of facts which results in a breach of any terms, conditions or provisions of any of the Mexican Subsidiaries' constating documents, by-laws or resolutions or agreements applicable to them;

          (iii)that the Company owns all of the issued and outstanding share capital of each of the Mexican Subsidiaries;

          (iv) that the Mexican Subsidiaries have all requisite corporate power and authority under applicable laws to carry on their respective businesses and to own their property;

          (v) that each of the Mexican Subsidiaries has all necessary permits and licenses to carry on their respective businesses; and

          (vi) that each of the Mexican Subsidiaries owns the assets described in the Canadian Final Prospectus as being owned by it and that there is no misrepresentation in the Canadian Final Prospectus relating to the Subsidiaries' assets and operations in Mexico.

     (e) the Underwriters shall have received at the Closing Time a comfort letter dated the Closing Date from the auditors of the Company addressed to the Underwriters, in form and substance satisfactory to the Underwriters, similar to the comfort letters to be delivered to the Underwriters pursuant to Section 2(b)(iv) with such changes as may be necessary to bring the information therein forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriters, acting reasonably;

     (f) the Underwriters shall have received at the Closing Time certificates dated the Closing Date, signed by appropriate officers of the Company, addressed to the Underwriters and their counsel, with respect to the articles and by-laws of the Company, all resolutions of the board of directors and other corporate action relating to this Agreement and to the creation, allotment, issue and sale of the Shares, the incumbency and specimen signatures of signing officers and with respect to such additional matters as the Underwriters may reasonably request;

     (g) the Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed on behalf of the Company by the President and Chief Executive Officer and the Chief Financial Officer of the Company or other officers of the Company acceptable to the Underwriters, certifying for and on behalf of the Company and not in their personal capacities after having made due enquiry and after having carefully examined the Canadian Final Prospectus and any Supplementary Material, that:

          (i) since the respective dates as of which information is given in the Prospectuses as amended by any Supplementary Material that
               (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and its Subsidiaries, and (B) no transaction has been entered into by the Company that is material to the Company other than as disclosed in the Canadian Final Prospectus or the Supplementary Material, as the case may be;

          (ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Shares or any other securities of the Company has been issued by any regulatory authority or stock exchange and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Securities Laws or by any other regulatory authority or stock exchange;

          (iii)the Company has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied up to the Closing Time;

          (iv) the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; and

          (v) there are no undisclosed contingent liabilities affecting the Company or any of its Subsidiaries which are material to the Company;

     (h) the Shares shall be listed for trading on the TSX at the opening of trading on the Closing Date and the Shares shall be listed for trading on AMEX on the Closing Date;

     (i) the representations and warranties of the Company in Section 6 shall be true and correct as at the Closing Time; and

     (j) the Company shall have complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied up to the Closing Time.

12.  Termination

(1)  Litigation

If prior to the Closing Time any inquiry, action, suit, investigation or other proceeding whether formal or informal is announced, instituted or threatened or any order is issued or made by any federal, provincial, state or other governmental department, commission, board, bureau, agency or other instrumentality in Canada, the United States or elsewhere, including, without limitation, the TSX, AMEX or any securities commission or other regulatory authority having jurisdiction over a material portion of the business or affairs of the Company or any of its Subsidiaries (other than an enquiry, action, suit, investigation or proceeding or order based solely upon the activities or alleged activities of the Underwriters or the Selling Firms) in relation to the Company or its directors or officers, which, in the sole opinion of an Underwriter acting reasonably, operates to prevent or restrict the Distribution or trading of the Shares, the Underwriter shall be entitled, at its sole option, in accordance with Section 12(5), to terminate its obligations under this Agreement by notice to that effect given to the Company at or any time prior to the Closing Time.

(2)  Disaster Out Clause

If prior to the Closing Time, there should develop, occur, be commenced or come into effect any occurrence of national or international consequence or any action, governmental law or regulation, inquiry or other occurrence, whether in any financial market or otherwise, of any nature whatsoever which, in the sole opinion of an Underwriter acting reasonably, materially and adversely affects or may materially and adversely affect the financial markets or the business of the Company, any of the Underwriters shall be entitled, at its sole option, in accordance with Section 12(5), to terminate its obligations under this Agreement by notice to that effect given to the Company at or any time prior to the Closing Time.

(3)  Material Change

If prior to the Closing Time there should occur or be announced by the Company any material change or a change in any material fact such as is contemplated by
Section 5 or a material change in the representations, warranties or covenants of the Company, which results or, in the sole opinion of an Underwriter acting reasonably, might be expected to result, in the purchasers of a material number of Shares exercising their right under applicable legislation to withdraw from their purchase of Shares or might be expected to have a material adverse effect on the market price or value of the Shares, the Underwriter shall be entitled, at its sole option, in accordance with Section 12(5), to terminate its obligations under this Agreement by notice to that effect given to the Company at or any time prior to the Closing Time provided that such right shall not be exercisable after the Closing Time.

(4)  Non-Compliance With Conditions

The Company agrees that all terms and conditions in Section 11 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such conditions to be complied with, and that any breach or failure by it to comply with any such conditions shall entitle the Underwriters to terminate their obligations to purchase the Shares by notice to that effect given to the Company at or any time prior to the Closing Time, unless otherwise expressly provided in this Agreement. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

(5)  Exercise of Termination Rights

The rights of termination contained in Sections 12(1), (2), (3) and (4) may be exercised by any of the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by an Underwriter, there shall be no further liability on the part of that Underwriter to the Company or on the part of the Company to that Underwriter except in respect of any liability which may have arisen prior to or arise after such termination under any of Sections 13,

14 and 15. A notice of termination given by an Underwriter under any of Sections 12(1), (2), (3) and (4) shall not be binding upon the other Underwriters.

13.  Indemnity

(1)  Indemnity Provided by the Company

The Company agrees to indemnify and hold harmless each of the Underwriters, each of their Subsidiaries and each of their respective directors, officers, employees, partners, affiliates, agents, each other person, if any, controlling an Underwriter or any of its Subsidiaries and each shareholder of an Underwriter (collectively, the "Indemnified Parties" and individually, an "Indemnified Party") from and against all liabilities, claims (including shareholder actions, derivative or otherwise), actions, losses (other than losses of profit in connection with the Distribution of the Shares), costs, damages and expenses, joint or several, including the aggregate amount paid in reasonable settlement of any action, suit, proceeding, investigation or claim and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the "Claims" and individually, a "Claim") to which any Indemnified Party may become subject or otherwise involved in any capacity in so far as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, or as a consequence of:

     (i) any information or statement (except any statement provided by or relating solely to the Underwriters) contained in any of the Offering Documents or any Supplementary Material or in any amendment or supplement thereto or in any certificate of the Company delivered pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

     (ii) any untrue statement or alleged untrue statement of a material fact contained in any of the Offering Documents or any Supplementary Material or in any amendment or supplement thereto or any omission or alleged omission to state in any of the Offering Documents or any amendment or supplement thereto or any certificate of the Company delivered pursuant to this Agreement any fact (except facts provided by or relating solely to the Underwriters), required to be stated in such document or necessary to make any statement in such document not misleading in the light of the circumstances under which it was made;

     (iii)any order made or inquiry, investigation or proceeding commenced or threatened by any securities commission, stock exchange or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission provided by or relating solely to the Underwriters) in any of the Offering documents or any Supplementary Material or based upon any failure to comply with the Securities Laws (other than any failure or alleged failure to comply by the Underwriters or by any Selling Firm), preventing or restricting the trading in or the sale or distribution of the Shares in any of the Qualifying Provinces or the sale of the Shares in the United States; or

     (iv) the non-compliance or alleged non-compliance by the Company with any of the Securities Laws.

(2)  Notification of Claims

If any Claim is asserted against any Indemnified Party, the Indemnified Party will notify the Company in writing as soon as possible of the nature of such Claim and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement of any such Claim may be made by the Company or an Indemnified Party without the prior written consent of the other parties, such consent not to be unreasonably withheld, unless the settlement is made by the Company and such settlement (i) includes a release of each Indemnified Party from any liabilities arising out of such Claim; and (ii) does not contain any statement as to an admission of guilt, culpability or a failure to act by or on behalf of any Indemnified Party.

(3)  Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Company to constitute the Underwriters as trustees for such Indemnified Party of the rights and benefits of this paragraph and the Underwriters agree to accept such trust and to hold the rights and benefits of this section in trust for and on behalf of such Indemnified Party.

(4)  Retaining Counsel

In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf if (i) the Company does not promptly assume the defence of the Claim; (ii) the Company and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party on the one hand and the Company on the other hand, and in the opinion of counsel to the Indemnified Party, the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them or additional defences are available to an Indemnified Party, in each of which cases the Company shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party.

(5) Each Underwriter agrees to indemnify and hold harmless the Company against any Claim to which the Company may be subject, insofar as such Claims (or actions in respect thereof) arise out of or are based upon or caused by any untrue statement of any material fact contained in any of the Offering Documents or any Supplementary Material or arise out of or are based upon the omission to state therein any material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or omission was made in reliance on and in conformity with information relating solely to such Underwriter provided by such Underwriter, and will reimburse the Company for any additional reasonable, legal or other expenses incurred by the Company as a result thereof. In the event that any claim for indemnity shall arise under this Section 13(5), the provisions of
Section 13(2) shall apply with all necessary modifications (with references therein to the Indemnified Party being construed as references to the Company and each of its directors, officers, employees, affiliates and agents and references to the Company being, construed as references to the Underwriters).

14.  Contribution

(1) To provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 13 would otherwise be available in accordance with its terms but is, for any reason, unavailable to or unenforceable by the Underwriters or insufficient to hold any Indemnified Party harmless, the Company shall contribute to all Claims suffered or incurred by any Indemnified Party in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and any Indemnified Party on the other hand but also the relative fault of the Company or any Indemnified Party as well as any relevant equitable considerations. The relative fault of the Company on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, enquiry, investigation or proceeding referred to in
Section 13(1) which resulted in such Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Company or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, enquiry, investigation or proceeding referred to in Section 13(1). The Company shall in any event be liable to contribute to the amount paid or payable by an Indemnified Party as a result of a Claim any amounts in excess of the aggregate of the amount of the aggregate fee actually received by the Indemnified Party. However, no party who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.

(2) Right of Contribution in Addition to Other Rights

The rights to contribution provided in this section shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(3)  Calculation of Contribution

If the Company is held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the amount of such contribution shall be limited to an amount not exceeding the lesser of:

     (i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in Section 14(1); and

     (ii) the amount of the aggregate fee actually received by the Underwriters from the Company under this Agreement.

(4)  Right of Contribution in Favour of Others

With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Company to constitute the Underwriters as trustees for such Indemnified Party of the rights and benefits of this paragraph and the Underwriters agree to accept such trust and to hold the rights and benefits of this section in trust for and on behalf of such Indemnified Party.

15.  Expenses of the Offering

Whether or not the transactions herein contemplated shall be completed, except as hereinafter specifically provided, all expenses of or incidental to the authorization, allotment and issue of the Shares and all expenses of or incidental to all other matters in connection with such transactions including, without limitation, listing fees, expenses payable in connection with the qualification of the Shares for sale to the public, the fees and expenses of counsel for the Company, all fees and expenses of local counsel, including United States counsel, all fees and expenses of the Company's auditors, all costs relating to information meetings and all costs incurred in connection with the preparation and printing of the Offering Documents, Supplementary Material and share certificates representing the Shares shall be borne by and be for the account of the Company. The fees and disbursements of the Underwriters' legal counsel and any out of pocket expenses of the Underwriters incidental to the offering of the Shares shall be borne by the Underwriters; provided that if this offering of Shares is terminated by the Underwriters as a result of a breach of this Agreement by the Company, the Company agrees to assume and pay the fees and disbursements of Underwriters' counsel and the out-of-pocket expenses of the Underwriters incidental to the offering of the Shares, including the Underwriters' reasonable travel expenses in connection with due diligence and marketing meetings to a maximum of $50,000.

16.  Underwriting Percentages

(1) The obligation of the Underwriters to purchase the Shares at the Closing Time shall be several and shall be limited to the percentages of the aggregate number of Shares set forth opposite the name of the Underwriters below:

                  BMO Nesbitt Burns Inc.                      50%
                  Griffiths McBurney & Partners               20%
                  Salman Partners Inc.                        20%
                  Orion Securities Inc.                       10%
                                                              ---
                                                              100%

(2) In the event that any Underwriter shall fail to purchase its applicable percentage of the Shares at the Closing Time, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Shares which would otherwise have been purchased by that one of the Underwriters which is in default. In the event that such right is not exercised, the Underwriters which are not in default shall be relieved of all obligations to the Company and there shall be no further liability on the part of such Underwriters to the Company. Nothing in this section shall oblige the Company to sell to the Underwriters less than all of the Shares or relieve from liability to the Company any Underwriter which shall be so in default. In the event of a termination by the Company of its obligations under this Agreement under this subsection, there shall be no further liability on the part of the Company to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Sections 13, 14 and 15.

17.  Black-out Period

The Company shall not, directly or indirectly, without the prior written consent of BMO Nesbitt Burns, which consent shall not be unreasonably withheld, authorize, issue, sell, transfer, or offer for sale any Shares or securities or other financial instruments convertible into or exchangeable for Shares or any right to acquire Shares or securities convertible or exchangeable for Shares, or agree to do so, or announce publicly its intention to do so for a period of 90 days from Closing, other than upon exercise of directors', officers' or employee stock options or other share plans, including employee stock purchase plans, or other outstanding rights, issued as of November 24, 2003.

18.  Survival of Representations, etc.

(1) The representations, warranties, obligations and agreements of the Company contained herein and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Shares shall survive the purchase of the Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Underwriters or the termination of the Underwriters' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in accordance with the preparation of the Offering Documents or any Supplementary Material or the Distribution of the Shares in Canada or the sale of the Shares in the United States or internationally.

(2) The representations, warranties, obligations and agreements of the Underwriters contained herein shall survive the purchase of the Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Underwriters or the termination of the Underwriters obligations under this Agreement.

19.  Notices

(1) Unless herein otherwise expressly provided, any notice, request, direction, consent, waiver, extension, agreement or other communication (a "Communication") that is or may be given or may hereunder shall be in writing addressed as follows:

         If to the Company, addressed and sent to:

         Minefinders Corporation Ltd.
         2288 - 1177 West Hastings Street
         Vancouver, British Columbia
         V6E 2K3

         Attention:       Mr. Mark Bailey, President and Chief Executive Officer
         Fax:             (604) 687-6267

         With a copy (which shall not constitute notice to the Company) to:

         MacNeill Law
         950 - 1055 West Georgia Street
         Vancouver, British Columbia
         V6E 3P3

         Attention:        Susan McLeod
         Fax:              (604) 639-0484

         If to the Underwriters, addressed and sent to:

         BMO Nesbitt Burns Inc.
         Suite 1700, 885 West Georgia Street
         Vancouver, B.C.
         V6C 3E8

         Attention:        Jamie Rogers
         Fax:              (604) 443-1408

         With a copy (which shall not constitute notice to the Underwriters) to:

         Blake, Cassels & Graydon LLP
         Suite 2600, 595 Burrard Street
         Vancouver, British Columbia
         V7X 1L3

         Attention:        Peter J. O'Callaghan
         Fax:              (604) 631-3309

or to such other address as any of the persons may designate by notice given to the others in accordance with this section.

(2) Each Communication shall be personally delivered or sent by commercial courier to the addressee or sent by fax to the addressee and (a) a Communication which is couriered or personally delivered shall, if delivered before 5:00 p.m. (Vancouver time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (b) a

Communication which is sent by facsimile transmission shall, if sent on a Business Day and the machine on which it is sent receives the answer back code of the party to whom it is sent before 5:00 p.m. (Vancouver time), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

20.  Authority of BMO Nesbitt Burns

BMO Nesbitt Burns is hereby authorized by the Underwriters to act on their behalf and the Company shall be entitled to and shall act on any notice given in accordance with Section 19 or agreement entered into by or on behalf of the Underwriters by BMO Nesbitt Burns, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 13(2) which consent shall be given by the Indemnified Party or other parties, a notice of termination pursuant to Section 12 which notice may be given by any of the Underwriters or any waiver pursuant to Section 12(4), which waiver must be signed by all of the Underwriters. BMO Nesbitt Burns shall consult with the other Underwriters concerning any matter in respect of which it acts as representative of the Underwriters.

21.  Governing Law

This Agreement shall be governed and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

22.  Time

Time shall be of the essence of this Agreement.

23.  Headings

Headings are inserted for convenience of reference only and shall not affect the interpretation of this Agreement.

24.  Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

25.  Counterparts/Facsimile Signatures

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party's intention to be bound by this Agreement and that party's agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

26.  Press Releases

During the period commencing on the date hereof and until completion of the purchase of the Shares, the Company will promptly provide to the Underwriters drafts of any press releases of the Company for review and comment by the Underwriters and the Underwriters' counsel prior to issuance.

27.  Entire Agreement

This Agreement constitutes the entire agreement between the Company and the Underwriters in connection with the offering of the Shares and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to BMO Nesbitt Burns upon which this letter as so accepted shall constitute an agreement among us.

                                 Yours very truly,

                                 BMO NESBITT BURNS INC.

                                 By:  "James G. Rogers"
                                 -----------------------------------------------
                                 James G. Rogers

                                 GRIFFITHS McBURNEY & PARTNERS

                                 By:  "Mark Wellings"
                                 -----------------------------------------------
                                 Mark Wellings



                                 SALMAN PARTNERS INC.

                                 By:  "Alan C. Herrington"
                                 -----------------------------------------------
                                 Alan C. Herrington



                                 ORION SECURITIES INC.

                                 By:  "Mariila Costa"
                                 -----------------------------------------------
                                 Marilia Costa


The foregoing offer is accepted and agreed to as of the date first above written.

                                 MINEFINDERS CORPORATION LTD.

                                 By:"Mark H. Bailey"
                                 -----------------------
                                 Mark H. Bailey

                                   APPENDIX I


                            UNDERWRITERS' CERTIFICATE

         In connection with the private placement in the United States of Common Shares of Mindfinders Corporation Ltd. (the "Company") pursuant to the Underwriting Agreement dated November 26, 2003, among the Company and the Underwriters named therein (the "Underwriting Agreement"), the undersigned does hereby certify as follows:

(i) the Shares have been offered and sold in the United States only by the U.S. Affiliate, which was on the dates of such offers and sales, and is on the date hereof, a duly registered broker or dealer pursuant to
         Section 15(b) of the 1934 Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc.;

(ii) all offers and sales of Shares in the United States have been effected through the U.S. Affiliate in accordance with all applicable federal and states laws and regulations governing the registration and conduct of securities brokers and dealers;

(iii) each offeree that was in the United States was provided with a copy of the U.S. Final Offering Memorandum, including the Canadian Final Prospectus relating to the offering of the Shares;

(iv) immediately prior to transmitting any of the U.S. Preliminary Offering Memorandum or the U.S. Final Offering Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor and, on the date hereof, we have reasonable grounds to believe and do believe that each person in the United States that we have arranged to purchase Shares from the Company as a Substituted Purchaser is an Institutional Accredited Investor;

(v) no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, including any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States;

(vi) none of the Underwriter or U.S. Affiliates has made any Directed Selling Efforts (as defined in Regulation S under the 1933 Act) in the United States with respect to the Shares;

(vii) the offering of the Shares has been conducted in accordance with the terms of the Underwriting Agreement; and

(viii) prior to any sale of Shares in the United States we caused the purchaser to execute a U.S. Subscription Agreement.

         Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this day of December, 2003.

BMO Nesbitt Burns Inc.                          BMO Nesbitt Burns Corp.


By:                                             By:
   ---------------------------                  ---------------------------
   Name:                                        Name:
   Title:                                       Title:

[BRITISH COLUMBIA SECURITIES COMMISSION LOGO OMITTED]

British Columbia Securities Commission
SEDAR Electronic Correspondence
                                                  P.O. Box 10142, Pacific Centre
                                                  701 West Georgia Street
                                                  Vancouver, British Columbia
                                                  V7Y 1L2 CANADA
                                                  Telephone: (604)899-6500
                                                  Fax:       (604)899-6506
                                                  (BC Only) 1-800-373-6393


                    IN THE MATTER OF NATIONAL POLICY 43-201
                        MUTUAL RELIANCE REVIEW SYSTEM FOR
                   PROSPECTUSES AND ANNUAL INFORMATION FORMS

                                      AND

                                IN THE MATTER OF

                          MINEFINDERS CORPORATION LTD.

                               DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario have been issued for a preliminary short form prospectus of the above issuer dated November 26th, 2003.

DATED at Vancouver this 26th day of November, 2003.

                                                      "Larry Wilkins"
                                                      ---------------
                                                      Larry Wilkins, C.A.

                                                      Manager
                                                      Corporate Finance Branch


Note:
-----

The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed an initial comments will be furnished to you as soon as possible.

                                                           SEDAR Project #592899

[DOCUMENT FOOTER OMITTED]

[COMPANY LOGO AND PHOTOGRAPH OMITTED]

                                  MINEFINDERS
                                CORPORATION LTD.

                                3RD QUARTER 2003
                                FINANCIAL REPORT

                                       Q3

[PHOTOGRAPH OMITTED]

PRESIDENT'S MESSAGE

Minefinders   continues  its  commitment  to  bring  the  Dolores  project  into production in a timely manner. Recent work has focused on refining economics for the deposit based on new drill and metallurgy data.

Dolores mineralization has always shown good response to traditional cyanide leaching, which is one of the many attractive aspects of the project. Initial results from mill and flotation metallurgy have also been excellent. As on-going drilling continues to enhance the resource at depth, flotation appears to provide a viable means for treating both oxide and sulfide high-grade mineralization. This processing technique should allow very fast metals extraction, low processing costs, especially for sulfide ores, and high overall metals recoveries.

The engineering team indicates that the total capital costs for a proposed mill-flotation- vat leach circuit, along with a small heap leach, will be similar to those for pulp-agglomeration, and the higher overall recoveries and process cost efficiencies should improve project economics. Process and capital cost estimates are currently being refined based on this scenario.

Infrastructure design is also proceeding better than expected. An alternate route for road access currently being permitted is expected to eliminate all bridge building and stream fording, provide excellent year-round overland access, improve the efficiency of bringing mining equipment to the site, and result in substantial capital cost savings.

We will continue to communicate with our shareholders as the Company proceeds through important project milestones.

/s/" Mark H. Bailey"
Mark H. Bailey
President and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended September 30, 2003 compared with the three months ended September 30, 2002. For balance sheet items, comparisons are to the accounts as at December 31, 2002. All amounts are in Canadian dollars unless otherwise specified.

Forward-looking Statements

Certain statements contained in this report, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act (the "Reform Act"). Future filings with the Securities and Exchange Commission, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements, as defined under the Reform Act. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. For a more detailed listing of some of the risks and uncertainties facing the Company, please see the 2002 Form 10-KSB and 10-KSB/A filed by the Company with the Securities and Exchange Commission.

All forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Introduction

The following discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd. (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Nature of Business in the accounts contained on pages 18 and 19 of the Annual Report for 2002), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP) (see Note 10). The Company's accounting policies and estimates used in the preparation of these financial statements are consistent with those used in the preparation of the annual financial statements and are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process. These statements are prepared by management without audit, except where noted.

Business Conditions

The Company is primarily engaged in the exploration and development of mineral properties, principally precious metals. Its main asset is the Dolores deposit in Chihuahua, Mexico. A bankable feasibility study is currently in progress, the results of which will be the principal consideration in advancing the Company from exploration stage to production.

The Company does not have revenue except from interest earned on cash balances. It relies on equity financing to fund corporate expenses and exploration programs on its properties in Mexico and the United States. The general market for this activity, which includes related investor interest and opportunities to obtain funding, continued to be favourable in the third quarter of 2003. The price for gold appreciated from a low of US$350 per ounce at the beginning of the third quarter to approximately US$395 on November 13, 2003 and silver rose from US$4.56 to US$5.30 per ounce in that period. The price of gold has not reached this level since February, 1996.

Operating Activities

The Company recorded a net loss for the quarter ended September 30, 2003 of $1.0 million ($0.03 per share) compared with $0.3 million ($0.01 per share) in the third quarter of 2002, and for the nine month period ended September 30, 2003 of $2.5 million ($0.08 per share), compared with $1.5 million ($0.06 per share) in the same period of 2002. Administration costs were higher than the corresponding quarter of 2002 partially offset by higher interest income earned on cash balances and a positive foreign exchange adjustment. Expenditures on exploration were almost double the corresponding third quarter of 2002, up from $2.1 million to $4.2 million. The company has accounted for the value of stock options issued to non-employees, and as a result, the costs for administration and exploration are higher than comparable periods in 2002, as discussed below.

Administration costs increased from $277,505 in the third quarter of 2002 to $1,295,119 in 2003 due to several factors, the most significant being an accrual for the value of share purchase options granted in July and September, 2003, of $850,800 allocated to administration costs and increase in corporate relations costs of $108,223. There were no share purchase options granted in the third quarter of 2002. Due to a strong gold market and investor interest in its developing Dolores Project, the company has committed to increased corporate relations expenditures in 2003 compared with 2002. Expenditures in the third quarter 2003, while higher than in 2002, are consistent with those incurred in the first two quarters of 2003.

Interest income increased to $131,295 in the third quarter of 2003 (2002 - $89,043) due to a higher treasury balance throughout the third quarter of 2003 compared with 2002, mainly as a result of a brokered private placement of shares for net proceeds of $16.9 million in the first quarter of 2003. The Company's financial instruments may include United States dollars and Mexican pesos, and certain expenditures are denominated in those currencies before being converted to Canadian dollars for reporting purposes. The Company does not engage in currency hedging activities at this time, and as such, is subject to gains and losses on monetary assets and liabilities when the Mexican Peso and the United States dollar fluctuate in value against the Canadian dollar. The company recorded a foreign exchange gain of $219,706 compared with a gain of $41,896 in 2002. There were no significant property write-downs in the period, nor in the comparable period in 2002. The Company will assess its work commitments at year end, and in conjunction, evaluate the appropriateness of the carrying value of these exploration assets to these financial statements.

As the Company does not yet have any resource properties that qualify for capitalization under US GAAP, the primary effect of the US GAAP reconciliation is to increase the net loss and deficit for the quarter ended September 30, 2003 and 2002 by the amounts of the exploration expenses capitalized less write-offs under GAAP in each of those periods. For the purposes of US GAAP, these expenses have been charged to the Statement of Loss and Deficit in the period incurred (see Note 10).

Capital Resources and Liquidity

The Company's financial condition continued to be strong in the third quarter of 2003. At September 30, 2003 the Company had working capital of $20.0 million, compared with a balance at September 30, 2002 of $9.5 million, and $9.1 million as at December 31, 2002.

Financing was limited during the quarter; there was no private placement of common shares. The Company received $716,200 (2002 - $209,975) upon the exercise of 210,750 (2002 - 107,500) share purchase options. The company received $342,172 (2002 - $648,928) from the exercise of 244,409 (2002 - 577,909) share purchase warrants. Receivables increased during the year, reflecting further accumulation of refundable Mexican sales tax on expenditures on the Dolores Property. The Company is currently seeking to expedite recovery of these amounts owing, and has engaged outside assistance in the process.

In the third quarter of 2003, the Company substantially increased expenditures on its mineral properties to $4.2 million (2002 - $2.0 million). The 2003 expenditures include $1.5 million in non-cash share option compensation, recorded as the value of stock options granted during the quarter; there was no non-cash share option compensation recorded in 2002. Drilling and assaying made up over $1.6 million of the quarterly expenditure (2000 - $1.2 million) and is being directed to fill in gaps in the database along the strike and at depth in the Dolores deposit, to convert inferred resources into the measured and indicated resource categories. Expenditures in the third quarter of 2003 also reflected additional funding for feasibility work, including additional metallurgical and engineering work and road construction,

Operations Review

The Company continues to drill targets adjacent to the main zone of the Dolores deposit. On August 6, 2003, the Company announced additional drill results from the Dolores Project. Drilling continues to elevate inferred mineralization into the measured and indicated categories, as well as adding new mineralization to the deposit. Deep drilling to expand the underground potential is underway and will be reported when assays are available. Condemnation drilling was being permitted for plant, leach pad and tailings sites. The feasibility study is progressing with significant progress towards determining final processing methodology, optimal mine design, capital costs, operating costs, mine throughput rates and infrastructure upgrades required to build the mine.

The Company also announced drilling results on its Northern Sonora properties on November 11, 2003, with encouraging results. At the La Bolsa project, a 20-hole drill program resulted in significant intercepts which were higher than the average grade of the existing resource. Drill results from other Northern Sonora projects were also reported and some follow-up holes are planned.

Outlook

The Company is adequately funded to carry out its planned exploration and development programs for the remainder of 2003. In 2004 the Company plans to release the results of its feasibility study on the Dolores Project, from which the Company intends to base its de-cision to construct a mine. Upon approval from the Board of Directors, the Company would source appropriate construction financing.

On June 5, 2003, the Company announced a new drilling program for its Northern Sonora properties to test five separate projects located within the concessions. A total of $1.7 million has been budgeted for the completion of 100 to 125 drill holes, some of which have been completed and reported. In addition, the Company will conduct work programs in Nevada which will involve initial and follow-up drilling on its Clear, Gutsy and Dottie properties. Some exploration programs in the United States, which have previously been announced, may be deferred until the new year.

The Canadian dollar closed the quarter near US$0.74 = CDN$1.00 (as at December 31, 2002 - $0.637), although it strengthened to $0.769 after the quarter. Future financial prospects of the Company may be affected to some extent by this appreciation of the Canadian dollar against both the United States dollar and the Mexican peso. Should the Canadian dollar remain at this level or appreciate further, this is expected to have a positive near-term effect on development and operating costs, to the extent that such costs are incurred in lower-value U.S. dollars and Mexican pesos.

Risks and Uncertainties

The Company is a mineral exploration and development company and as such is exposed to a number of risks and uncertainties that are common to other companies in the same business. The Company's financial success is subject to, among other things, fluctuations in metal prices and foreign exchange rates, which may affect current or future operating results, and may affect the economic value of its mineral resources. Its ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured, nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not prepared a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. For a thorough analysis of the risks and uncertainties of the Company we refer you to the Annual Information Form, available through the Company's website or by contacting the Company.

/s/"Mark H. Bailey"
Mark H. Bailey
President and Chief Executive Officer

/s/"Jon Morda"
Jon Morda
Chief Financial Officer

November 21, 2003

CONSOLIDATED FINANCIAL STATEMENTS

                                                                                    Consolidated Balance Sheets
                                                                                (Expressed in Canadian Dollars)



                                                                       September 30, 2003         December 31, 2002
                                                                -------------------------- -------------------------
Assets                                                                        (Unaudited)                 (Audited)

Current
       Cash                                                                   $ 1,413,750               $ 2,231,785
       Short-term investments  (Note 4)                                        18,582,713                 7,140,489
       Receivables                                                                955,615                   535,752
       Prepaid expenses                                                            66,233                   128,749
                                                                -------------------------- -------------------------
                                                                               21,018,311                10,036,775
Mineral properties and
       deferred exploration costs  (Note 5 )                                   43,318,273                35,731,966

Capital assets  (Note 6)                                                          191,023                   130,876
                                                                -------------------------- -------------------------

                                                                             $ 64,527,607              $ 45,899,617

Liabilities and Shareholders' Equity

Liabilities

Current
       Accounts payable and accrued liabilities                              $ 991,839                   $  896,188
                                                                  --------------------- ----------------------------

Shareholders' equity

       Capital stock (Note 7)                                              75,492,225                    56,792,773
       Contributed surplus (Note 9)                                         4,636,750                     2,258,100
       Deficit accumulated in the exploration stage                       (16,593,207)                 (14,047,444)

                                                                  --------------------- ----------------------------
                                                                           63,535,768                    45,003,429
                                                                  --------------------- ----------------------------

                                                                         $ 64,527,607                  $ 45,899,617

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors:


/s/"James M. Dawson"
Director

/s/"Paul C. MacNeill"
Director

                   Consolidated Statements of Loss and Deficit
                   (Expressed in Canadian Dollars, Unaudited)


                                                        For  the Three Months Ended           For the Nine Months Ended

                                                                       September 30                        September 30

                                                            2003               2002             2003               2002
                                               ------------------ ------------------ ---------------- ------------------


General and Administrative Expenses


Accounting and auditing                                $  41,046          $  17,809        $ 130,759          $  62,932
Amortization                                               3,544              2,100            9,883              3,901
Consulting fees (Note 9)                                 897,673             74,039        1,044,181            440,171
Corporate relations                                      138,994             30,771          683,804            136,575
Legal                                                     97,433             53,761          363,617            226,167
Office services and expenses                              70,407             70,281          249,665            175,636
Shareholder reports and filing fees                       28,684              3,341          315,694             57,751
Transfer agent fees                                        4,254              1,748           19,120             22,778
Travel                                                    13,084             23,655           69,133            101,532
                                               ------------------ ------------------ ---------------- ------------------

                                                       1,295,119            277,505        2,885,856          1,227,443
Write-off of mineral properties and
 Deferred exploration costs                               45,881            155,509          107,389            345,335
                                               ------------------ ------------------ ---------------- ------------------

Loss from operations                                 (1,341,000)          (433,014)      (2,993,245)        (1,572,778)

Other Items:
     Foreign exchange gain (loss)                        219,706             41,896        (122,550)           (34,988)
     Interest income                                     131,295             89,043          571,123            135,787
     (Loss) gain on sale of capital assets               (1,091)                  -          (1,091)              3,031
                                               ------------------ ------------------ ---------------- ------------------


Net loss for the period                                (991,090)          (302,075)      (2,545,763)        (1,468,948)

Deficit accumulated, beginning of period            (15,602,117)       (12,460,375)     (14,047,444)       (11,293,502)

                                               ------------------ ------------------ ---------------- ------------------


Deficit accumulated, end of period                $ (16,593,207)     $ (12,762,450)    $(16,593,207)     $ (12,762,450)



Loss per share - basic and diluted             $          (0.03)        $   (0.01)   $         (0.08) $          (0.06)


Weighted Average Shares Outstanding                   31,655,385         26,670,735       31,009,824         24,404,352


The accompanying notes are an integral part of these consolidated financial statements.

                      Consolidated Statements of Cash Flows
                   (Expressed in Canadian Dollars, Unaudited)


                                                           For  the Three Months Ended         For the Nine Months Ended

                                                                          September 30                      September 30

                                                                  2003            2002             2003             2002
                                                      ----------------- --------------- ---------------- ----------------

Cash flows from operating activities

Net loss for the period                                    $ (991,090)      $(302,075)    $ (2,545,763)    $ (1,468,948)
Items not involving cash
       Amortization                                              3,544           2,100            9,883            3,901
       Write off of mineral properties and

            deferred exploration costs                          45,881         155,509          107,389          345,335
       Loss (gain) on sale of capital assets                     1,091               -            1,091          (3,031)
       Stock option compensation (Note 9)                      850,800               -          850,800          250,500

Net change in non-cash working capital balances
       Receivables                                           (142,049)       (181,281)        (419,863)        (213,337)
       Prepaid expenses                                            666        (18,742)           62,516            5,308
       Accounts payable and accrued liabilities              (265,137)         499,879           95,651          790,405
                                                      ----------------- --------------- ---------------- ----------------

                                                             (496,294)         155,390      (1,838,296)        (289,867)
                                                      ----------------- --------------- ---------------- ----------------
Cash flows from investing activities

       Mineral properties and exploration costs            (2,629,596)     (1,910,955)      (6,134,964)      (2,853,391)
       Purchase of capital assets                             (52,912)        (16,320)        (102,203)         (29,561)
       Proceeds on sale of capital assets                          200               -              200            5,352
       Redemption (purchase) of short term
       investments                                           2,710,061        (85,236)     (11,442,224)      (9,126,493)

                                                      ----------------- --------------- ---------------- ----------------


                                                                27,753     (2,012,511)     (17,679,191)     (12,004,093)

                                                      ----------------- --------------- ---------------- ----------------

Cash flows from financing activities
     Net proceeds on issuance of common shares               1,058,372         858,903       18,699,452       12,696,731


                                                             1,058,372          858,903      18,699,452       12,696,731

                                                      ----------------- --------------- ---------------- ----------------

Increase (decrease) in cash for the period                     589,831       (998,218)        (818,035)          402,771

Cash, beginning of period                                      823,919       1,876,125        2,231,785          475,136
                                                      ----------------- --------------- ---------------- ----------------

Cash, end of period                                        $ 1,413,750        $877,907      $ 1,413,750         $877,907


The accompanying notes are an integral part of these consolidated financial statements.

  Consolidated Statements of Mineral Properties And Deferred Exploration Costs
                   (Expressed in Canadian Dollars, Unaudited)

                                                        For  the Three Months Ended          For the Nine Months Ended

                                                                      September  30                       September 30


                                                             2003              2002             2003              2002
                                                  ---------------- ----------------- ---------------- -----------------

Mineral Properties                                       $  58,790        $  59,442       $  149,297        $  163,820
                                                   ---------------- ---------------- ---------------- -----------------

Exploration Costs

Assaying                                                   228,967          140,876          693,885           207,155
Aircraft charter                                            10,137           13,352           14,620            13,352
Amortization                                                15,561            6,869           30,882            14,769
Communication and delivery                                  39,078           15,141           87,140            45,020
Drilling and trenching                                   1,393,534        1,019,518        3,064,516         1,277,660
Engineering and feasibility study                          127,083                -          153,415                 -
Environmental                                                    -                -            5,800               985
Geophysical surveying and mapping                           27,380           25,265           80,424            60,032
Heavy equipment                                              5,421                -            5,421            10,073
Legal: mineral properties                                   11,754           18,501           22,388            27,069
Licences and recording fees                                181,833          261,370          364,473           466,889
Metallurgical                                               47,922                -          153,655                 -
Road building                                              108,845                -          129,204            39,090
Supplies                                                    58,769           25,431          158,495            80,307
Technical and professional services                        300,726          442,801          944,161           894,613
Other non-cash professional services (Note 9)            1,527,850                -        1,527,850           676,350
Travel                                                      29,357           37,987          108,070            88,369

                                                   ---------------- ---------------- ---------------- -----------------

                                                         4,114,217        2,007,111        7,544,399         3,901,733

                                                   ---------------- ---------------- ---------------- -----------------

Gross mineral properties and
deferred             exploration costs                   4,173,007        2,066,553       7,228,058          4,065,553
Less: costs paid by joint venturer                               -        (148,729)                -         (521,043)
                                                   ---------------- ---------------- ---------------- -----------------

Mineral properties and deferred
exploration costs during the period                      4,173,007        1,917,824        7,693,696         3,544,510

Balance, beginning of period                            39,191,147       31,547,584       35,731,966        30,110,724

Less:    Write - off of mineral properties and
         deferred exploration costs                        (45,881)        (155,509)        (107,389)         (345,335)
                                                   ---------------- ---------------- ---------------- -----------------

Balance, end of period                                $ 43,318,273     $ 33,309,899     $ 43,318,273      $ 33,309,899


The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements


1.   Basis of Presentation


All figures as at and for the periods ended September 30, 2003 and 2002 are unaudited.

The financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002 and notes thereto included in the Company's Annual Report. The Company follows the same accounting principles in the preparation of interim reports.

Results of operations and mineral exploration activity for interim periods may not be indicative of annual results.

2.   Nature of Business

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The continuation of the Company and the recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long-term financing to complete exploration and development.

3.   Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three months and nine months ended September 30, 2003 and 2002.

4.   Short-term Investments

The balance consists of the principal and accrued interest on redeemable term deposits maturing on February 6, 2004 and March 31, 2004. Interest income is earned at prime less 2.1%.

5.   Mineral Properties and Deferred Exploration Costs



                                Mineral Properties   Deferred Exploration       September  30,   December 31, 2002
                                                                    Costs                 2003
   Mexico
   Dolores Property                   $ 10,733,329           $ 24,035,352         $ 34,768,681        $ 28,777,029
   Northern Sonora                         278,460              3,725,024            4,003,484           3,096,109
   La Reserva/El Correo                     77,961              1,971,503            2,049,464           1,954,868
   Other                                    76,967              1,210,214            1,287,181             790,862
                               -------------------- ---------------------- -------------------- -------------------

                                        11,166,717             30,942,093           42,108,810          34,618,868
   United States
   Nevada Properties                       323,953                885,510            1,209,463           1,113,098
                               -------------------- ---------------------- -------------------- -------------------

                                      $ 11,490,670           $ 31,827,603         $ 43,318,273        $ 35,731,966

6.   Capital Assets

                                ------------------- ---------------------- -------------------- -------------------
                                                                                       Net Book Value

                                                              Accumulated       September 30,         December 31,

                                              Cost           Amortization                2003                 2002
                                ------------------- ---------------------- ------------------- --------------------
   Exploration equipment                  $ 88,574               $ 37,751            $ 50,823             $ 14,637
   Office furniture and
      equipment                            174,546                 91,340              83,206               42,699
   Vehicles                                279,528                222,534              56,994               73,540
                                ------------------- ---------------------- ------------------- --------------------
                                          $542,648              $ 351,625            $191,023             $130,876


Capital assets of the Company are segmented by geographical area as follows:

                                 September 30,  2003    December 31, 2002
                                 ---------------------- --------------------
           Mexico                   $38,482             $ 43,983
           United States             88,106               54,546
           Canada                    64,435               32,347
                                 ---------------------- --------------------
                                   $191,023             $130,876

7.   Capital Stock

     Authorized:  Unlimited common shares, no par value
     Issued:      Common shares

                                                                                  Issued                  Amount
                                                                  ----------------------- -----------------------

      Balance, January 1, 2003                                                28,411,737            $ 56,792,773
      Issued:
      For cash - private placement (net of issue
         costs of $ 1,184,993)                                                 2,587,500              16,927,507
      Exercise of warrants                                                       353,104                 494,345
      Exercise of stock options                                                  549,500               1,277,600
                                                                  ----------------------- -----------------------
      Balance, September  30, 2003                                            31,901,841            $ 75,492,225


      At September 30, 2003, the following stock options were outstanding:

                   -------------------- ---------------------------- --------------------------------------------

                                Number               Exercise Price                                  Expiry Date
                   -------------------- ---------------------------- --------------------------------------------

                               172,500                       $ 1.25                            December 22, 2003
                               285,000                       $ 1.10                                June 19, 2005
                                40,000                        $1.05                             December 7, 2005
                               245,000                       $ 1.50                             November 7, 2006
                               607,500                       $ 3.30                               April 17, 2007
                               970,000                       $ 6.45                            December 23, 2007
                                50,000                       $ 8.08                                 July 1, 2008
                               800,000                      $ 10.65                           September 26, 2008
                   --------------------
                             3,170,000


On June 10, 2003 shareholders of the Company approved the Company's 2003 stock option plan.

Subsequent to September 30, 2003, 35,000 options were exercised at a weighted average price of $ 4.33 for gross proceeds of $151,500.

8.   Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

     a) The Company was charged for administrative and geological services by a director and an officer for $ 87,352 for the three months ended September 30, 2003 (2002 - $73,571); $272,953 for the nine months ended September 30, 2003 (2002 - $156,106).
     b) The Company was charged for legal services by a director (in the prior year, by a law firm in which a director was a partner). The cost of these services was $ 16,400 for the three months ended September 30, 2003 (2002 - $ 88,040); $151,320 for the nine months ended September 30, 2003 (2002 - $245.430).

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

9.   Stock-Based Compensation

The Company accounts for all stock-based compensation issued to non-employees. Compensation expense to non-employees is determined using the Black-Scholes option pricing model. On July 1, 2003, the Company granted 25,000 stock options at an option price of $ 8.08, which vested immediately and 25,000 stock options to vest in six months. On September 26, 2003, the Company granted 800,000 stock options at an option price of $10.65 to employees and certain consultants. The Company expensed $850,800 compensation costs for stock options granted to non-employees and capitalized $1,527,850 to mineral properties and deferred exploration costs. The combined amount of $2,378,650 was credited to contributed surplus. An additional amount of $746,400 relating to the fair value of stock options granted to employees is presented below as a proforma adjustment to net loss.

Compensation expense to non-employees is determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants are as follows:


                                                                               Sept. 30, 2003        Dec. 31, 2002

                                                                              ------------------- ------------------
      Risk-free rate                                                                   5%                 5%
      Dividend yield                                                                   0%                 0%
      Volatility factor of the expected market price of the Company's
      common shares                                                                    50%                45%
      Weighted average expected life of the options (months)                           30                 30



The following is the pro-forma net loss of the Company with the fair value applied to options issued to employees:

                                                          Three months ended                 Nine months ended

                                                     Sept 30, 2003     Sept 30, 2002   Sept 30, 2003   Sept 30, 2002

                                      -------------- ------------------------------------------------- -----------------
      Net loss for the period                              $(991,090)      $(302,075)    $(2,545,763)      $(1,468,934)
      Compensation expense relating to
       the fair value of employee stock options             (746,400)               -       (746,400)         (375,750)

                                      -------------- ------------------------------------------------- -----------------

      Pro forma net loss for the period                  $(1,737,490)      $(302,075)    $(3,292,163)      $(1,844,684)

                                      -------------- ------------------------------------------------- -----------------

      Pro forma net loss per share                          $  (0.05)       $  (0.01)      $   (0.11)        $   (0.08)
                                      -------------- ------------------------------------------------- -----------------

10.  United States Generally Accepted Accounting Principles


The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

a) Mineral Exploration Expenditures Under Canadian GAAP expenditures on specific properties are capitalized until such time as either economically unrecoverable reserves are established or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit.

The impact of the above on the financial statements is as follows:


                                                          For the three months ended            For the nine months ended
                                                                September 30, 2003               September 30 2003
                                                         ------------------------------ -------------------------------
          Net loss per Canadian GAAP                                     $   (991,090)                  $  (2,545,763)
          Adjustments related to:
              Mineral exploration expenses                                 (4,127,126)                     (7,586,307)
                                                         ------------------------------ -------------------------------
          Net loss per US GAAP                                           $ (5,118,216)                  $ (10,132,070)
                                                         ------------------------------ -------------------------------
          Loss per share per US GAAP
             Basic and diluted                                                $ (0.16)                        $ (0.33)
                                                         ------------------------------ -------------------------------

                                                                   September 30, 2003                December 31, 2002
                                                         ------------------------------ -------------------------------

          Shareholders' equity per Canadian GAAP                           $63,535,768                   $ 45,003,429
          Adjustments related to:
             Mineral exploration expenses                                 (43,318,273)                    (35,731,966)
                                                         ------------------------------ -------------------------------

          Shareholders' equity per US GAAP                                 $20,217,495                    $ 9,271,463

                             [COMPANY LOGO OMITTED]

                          MINEFINDERS CORPORATION LTD.
                          2288 - 1177 W. HASTINGS ST.
                                 VANCOUVER, BC
                                 CANADA V6E 2K3

                              INVESTOR RELATIONS:
                            (866) 687-6263 TOLL-FREE
                              WWW.MINEFINDERS.COM

                      PRINTED IN CANADA BY BENWELL ATKINS
                              DESIGN BY DRAGONFLY

November 28, 2003


To the following Securities Commissions:


BC Securities Commission
Alberta Securities Commision
Saskatchewan Securities Commission
Manitoba Securites Commission
Ontario Securities Commission
Quebec Securities Commission
and
Toronto Stock Exchange


Dear Sir:


Re: Minefinders Corporation Ltd


We confirm that the 3rd Quarter 2003 Interim Report to Shareholders was sent by prepaid mail to all Supplemental Card Shareholders in accordance with Canadian Securities Administrators' National Instrument 54-101 regarding communication with beneficial owners of securities of the reporting issuer, this day November 28, 2003.


Very truly yours,
Benwell Atkins Moore Wallace Corporation





"Chris Brydon"

Chris Brydon
Senior Account Director

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Minefinders Corporation Ltd.
                                                  (Registrant)

Date     November 28, 2003               By:      /S/ "Paul C. MacNeill"
         ------------------                       ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director